W. R. Berkley Corporation


03055173

2002 ANNUAL REPORT

ARIS 1-15202
P.E.
12-31-02
RECD S.E.C.
APR 9 2003
1086

PROCESSED
APR 10 2003
THOMSON FINANCIAL

MAIN ENTRANCE

TABLE OF CONTENTS

Cover: "Main Event" by Richard Luce

The Board of Directors and Senior Management of the Company have primary responsibility to ensure the long-term success of the enterprise in varying economic climates.


Relative Stock Price Performance
W. R. Berkley Corporation vs. S&P 500
Past 20 Years
Percent Change
1,877%
459%
2,000%
1,500%
1,000%
500%
0%
2/25/83
5/16/85
8/6/87
10/26/89
1/16/92
4/7/94
6/27/96
9/17/98
12/7/00
2/27/03

The Numbers Behind a Share of W. R. Berkley Corporation Stock

Each share of our common stock represents, in effect, a piece of the Company's assets and revenues. Here are some of the key numbers underlying each share of stock you own.

Dollars per share: As of December 31, 2002	
• Investments	$84.44
• Total assets	$127.33
• Reserves for losses and loss expenses	$58.14
• Stockholders' equity	$24.18

Dollars per share: For the year ended December 31, 2002	
• Net premiums written	$51.22
• Total revenues	$48.49
• Income before income taxes	$4.90
• Net income	$3.31

W. R. Berkley Corporation:

We have the people, financial resources and strategies to capitalize on opportunity and deliver profitable growth.

Corporate Profile

W.R. Berkley Corporation is a property casualty insurance holding company founded in 1967. We have grown rapidly and have consistently gained market share, with a clear focus on profitability, by adhering to an entrepreneurial philosophy that places decision-making and accountability as close to the customer as possible. Each of the 24 operating units in the Berkley group participates in a niche market requiring specialized knowledge about a product or territory.



Stockholders' Equity
Dollars in Millions
$861
$592
$681
$932
$1,335
1998
1999
2000
2001
2002

Strategic Overview

Berkley's strategy is to build value for shareholders by deploying capital in segments of the property casualty insurance business which offer the best opportunities and in which we can leverage our flexibility, responsiveness, expertise and strong relationships to competitive advantage.



Net Premiums Written
Dollars in Billions
$1.3
$1.4
$1.5
$1.9
$2.7
1998
1999
2000
2001
2002

Financial Highlights

Berkley enjoyed an excellent year in 2002. Results were driven by the effective execution of our strategy in a strong insurance market:

- Net premiums written increased 46% to a new high of $2.7 billion.
- Net income was a record $3.31 per share.
- Stockholders' equity per share advanced 29% to $24.18.
- Return on stockholders' equity was 18.5%.



Investments
Market Value – Dollars in Billions
$3.2
$3.0
$3.1
$3.6
$4.7
1998
1999
2000
2001
2002

Premier Insurance Provider

Berkley at a Glance

SPECIALTY SEGMENT

The specialty segment underwrites complex and sophisticated risks, providing coverage primarily to the excess and surplus lines, professional liability and commercial transportation markets. *2002 Results:* Total revenues were up 75% to $773 million. Pre-tax operating income increased nearly 300% to $119 million.

ALTERNATIVE MARKETS SEGMENT

The alternative markets segment develops, insures and administers self-insurance programs and other alternative risk transfer mechanisms for corporations, government and non-profit entities, and other organizations, with a primary focus on workers' compensation business. *2002 Results:* Total revenues were up 55% to $362 million. Pre-tax operating income increased 83% to $63 million.

REINSURANCE SEGMENT

The reinsurance segment provides property, casualty and surety reinsurance on both a facultative and treaty basis. In addition, the Company has quota share reinsurance agreements with several Lloyd's syndicates. *2002 Results:* Total revenues advanced 83% to $514 million. Pre-tax operating income was $32 million, compared with an operating loss in 2001.

REGIONAL SEGMENT

The regional segment provides commercial lines property casualty coverages to small and mid-sized businesses and government entities in 32 states. *2002 Results:* Total revenues increased 23% to $757 million. Pre-tax operating income was up 158% to $104 million.

INTERNATIONAL SEGMENT

The international segment has operations in Argentina and the Philippines. *2002 Results:* Total revenues were down 24% to $104 million. The segment incurred a pre-tax operating loss of $2 million, compared with an operating profit in 2001.

Financial Highlights

(Dollars in thousands, except per share data)

December 31,	**2002**	2001	2000	1999	1998
FOR THE YEAR ENDED					
Total revenues	**$2,566,084**	$1,941,797	$1,781,287	$1,673,668	$1,582,517
Net premiums written	**2,710,490**	1,858,096	1,506,244	1,427,719	1,346,254
Net investment income	**187,875**	195,021	210,448	190,316	202,420
Service fees	**86,095**	75,771	68,049	72,344	70,727
Net income (loss) attributable to common stockholders	**175,045**	(91,546)	36,238	(37,060)	46,195
Earnings (loss) per common share:					
Basic	**3.44**	(2.09)	.94	(.96)	1.09
Diluted	**3.31**	(2.09)	.93	(.96)	1.06
Return on common stockholders' equity[1]	**18.5%**	(11.2%)	6.1%	(4.9%)	5.4%
AT YEAR END					
Total assets	**$7,031,323**	$5,633,509	$5,022,070	$4,784,791	$4,983,431
Total investments[2]	**4,663,100**	3,607,586	3,112,540	2,995,980	3,249,581
Stockholders' equity	**1,335,199**	931,595	680,896	591,778	861,281
Total capitalization[3]	**1,896,435**	1,500,359	1,249,223	1,184,696	1,463,713
Common shares outstanding (in thousands)	**55,223**	49,861	38,484	38,426	39,756
Common stockholders' equity per share	**24.18**	18.68	17.69	15.40	19.20

(1) Represents net income expressed as a percentage of beginning of year stockholders' equity, adjusted for stock transactions.
(2) Including trading account receivable from brokers and clearing organizations and trading account securities sold but not yet purchased.
(3) Represents the sum of stockholders' equity, debt and trust preferred securities.

TO OUR SHAREHOLDERS:


W. R. Berkley Corporation

WILLIAM R. BERKLEY
Chairman of the Board and Chief Executive Officer

W. R. Berkley Corporation had a record year by all accounts. Net income, total revenues, premiums written and underwriting profit all reached new highs. Our excellent results reflect the strategic decisions we have made in recent years to consolidate operations and focus on our most profitable lines of business. We benefited as well from higher insurance prices and improved terms and conditions.

At a time of opportunity in the marketplace, the property casualty insurance industry's overall capacity was constricted by widespread balance sheet problems. We managed these issues more effectively than our competitors and, consequently, were able to utilize our capital and human resources to the fullest. Because of the positive impact of our strategic decisions, we were able to take full advantage of the profitable new business available to us in 2002. Our financial results reflect the Company's success:

- Pretax income was a record $259 million.
- Net income was a record $175 million, or $3.31 per share.
- Net premiums written from continuing business advanced 62% to a new high of $2.7 billion as a result of higher premium rates and a modest increase in policy count.
- Return on common stockholders' equity was 18.5%, exceeding our 15% target.
- Cash flow from operations was $771 million, up from $210 million in 2001.

Our performance was strong across all business areas. All four of our domestic operating segments contributed to the Company's growth, delivering sharply higher premium volumes and operating earnings:

- The specialty segment increased its gross premiums written by 54%. Segment pre-tax operating income nearly quadrupled.

- The alternative markets segment posted a 106% increase in gross premiums written. Pre-tax operating income nearly doubled.
- In the reinsurance segment, gross premiums written more than doubled, led by a 144% increase in gross premiums written for facultative reinsurance. The segment delivered solidly positive operating earnings versus a loss in 2001.
- The regional segment increased its gross premiums written by 36%. Pre-tax operating income nearly tripled, and the segment reduced its combined ratio to 91.5%.


Gross Premiums Written
Dollars in Billions
$1.6
$1.7
$1.8
$2.2
$3.2
1998
1999
2000
2001
2002

The international segment, by far the smallest of our five groups, had a difficult year because of the economic crisis in Argentina. We are optimistic that operating results in this segment will improve in 2003.

Price Increases and Underwriting Results

Insurance market conditions began to improve more than two years ago following an extended period of aggressive industry price competition and declining rates. We began to increase rates ahead of many of our competitors, starting with price increases in our commercial transportation business in the fourth quarter of 2000. This first opportunity arose when several commercial transportation insurance carriers withdrew from the business, allowing prices to move quite suddenly to an adequate level.

By 2001, nearly all segments of the property casualty insurance market were showing significant price strengthening. Consequently, during that year we were able to effect substantial rate increases in our specialty areas and somewhat more modest increases in our regional business. During 2002, as the market continued to harden, we raised rates by even greater amounts. In addition to charging higher rates, we have been able to modify policy terms and conditions to limit and better define our exposures, thereby reducing our expected loss costs.

Prior to 2001, insurance prices had been falling by 6% to 7% a year for nearly a decade. Even with recent price increases, it is likely the market will continue to strengthen during 2003 and into 2004. Prices are only now nearing the levels of the late 1980s.

In many insurance lines, prices are still not high enough to generate adequate industry profit margins. In fact, the industry lost money on underwriting in 2002, as reflected in an industry combined ratio estimated at 106%. Any ratio above 100% represents an underwriting loss. Although underwriting losses are typically offset by investment profits, current financial market conditions have changed the economics of the industry considerably. Record low interest rates and falling equity prices have cut into the industry's investment returns, forcing many insurers to price risk more appropriately or face the possibility of going out of business. A recent study suggested that the industry's combined ratio must drop below 95% before overall industry profitability, including investment profits, reaches a minimum satisfactory level.

Because of our strong balance sheet and strategic focus on niche markets, we have done extremely well, outperforming the industry and generating an underwriting profit in 2002. Our GAAP combined ratio for continuing operations was 94.6% in the year, down from 109.2% in 2001.

Each of our four domestic segments delivered sharply higher returns.

Our improved underwriting results not only contributed to 2002 earnings, but also provide a base for future earnings growth. Each financial year is a blend of underwriting results from the current year and prior years. Since premiums are not fully earned until the fifth quarter after business is written in primary insurance lines and the tenth quarter in reinsurance lines, our 2002 underwriting performance will continue to benefit earnings in 2003 and 2004. Similarly, the impact of our pricing in 2003 and 2004 will extend into subsequent years.

Contraction of Industry Capacity

Even as prices have risen, property casualty insurance industry capacity has declined in spite of new entrants into the business, resulting in less competition and creating unusual opportunities for a well-capitalized insurer like Berkley.

Although there was an excess of industry capacity chasing too little business four years ago, that situation has changed dramatically. As of the end of the third quarter of 2002, the latest period for which figures are available, the industry's capital base had been reduced to $273 billion from a peak of $336 billion in June 1999. This $63 billion decrease signifies a substantial loss in industry underwriting capacity. In our view, it is likely that the industry's capital base is, in fact, currently overstated by more than $50 billion because of inadequate loss reserves, making the prospective loss of capacity even greater. Approximately one-half of the industry's capital is related to commercial lines business. However, substantially more than one-half of the decline in capital is related to commercial lines. Thus, the industry's commercial lines capacity has suffered a disproportionate reduction.



Total Revenues
Dollars in Billions
$1.6
$1.7
$1.8
$1.9
$2.6
1998
1999
2000
2001
2002
Specialty
Reinsurance
International
Alternative Markets
Regional
Discontinued

Industry contraction has occurred because of significant problems on both the asset and liability sides of many insurers' balance sheets. On the asset side, the industry has incurred sizable investment losses from bond defaults, including WorldCom and Enron, as well as from lower equity prices. On the liability side, the industry faces asbestos liability problems and has paid huge losses from the World Trade Center tragedy. In addition, the same corporate scandals that created asset problems — that is, WorldCom, Enron and others — have resulted in a rash of directors' and officers' liability insurance claims, hurting the liability side.

We had an excellent year, generating record financial results.

We have avoided nearly all these problems — which is one reason why we are doing so well today. We had minimal defaults on our fixed income holdings in 2002. We have limited exposure to asbestos losses. We write directors' and officers' liability coverage for small-to-mid-sized companies, not for the large corporations that are generating the current rash of high-profile liability claims.

Equally important, we have protected our balance sheet through our cautious reserving practices. At a time when industry capacity has decreased, the policyholders' surplus of our consolidated insurance subsidiaries increased to $1,275 million at the end of 2002 from $928 million a year earlier, boosting our capacity to write well-priced new business. Although one can never be certain of the appropriate amount of loss reserves, since they are based on estimated future claims, we believe our reserves are adequate and are based on a prudent view of the world. The ratio of paid to incurred claims is a key measure of how fully current reserves are being established. A lower ratio indicates a stronger reserve position. In 2002, our paid-to-incurred ratio was 81%, far better than the industry average.

Ultimately, trusting relationships are critical to success in any business, but especially so in the insurance business. Agents, brokers and customers select a company based not only on price, but also on their belief that the insurer will meet its obligations in an uncertain future. Our producers and customers know that Berkley has the financial resources and integrity to perform in an appropriate manner and deliver on our promises. Our companies regularly have maintained A or better A.M. Best Co. ratings over the last 25 years. These ratings are a sign of strength and stability for our agents and policyholders not only in good times, but even more importantly in difficult and uncertain times.

We had an underwriting profit with a combined ratio of 94.6%.

Positioning the Company for Profitable Growth

Since 1999, in addition to examining our reserves and adding to them in what we consider to be a timely manner, we have addressed various other structural and financial matters in order to maintain the financial integrity of our enterprise. These actions have included:

- The consolidation of the regional business from ten units to four in 1999 to sharpen the segment's competitive focus, reduce expenses and gain scale;
- The restructuring of our reinsurance business in 2000 to refocus its competitive position and better leverage our capital, and the repositioning of our treaty reinsurance business toward specialty-type business written in the form of casualty excess of loss treaties;
- Our withdrawal from personal lines business in the regional segment beginning in 2001 because of limited profit opportunities;
- The closing of the unprofitable alternative markets division of our reinsurance segment in 2001; and
- The expansion of our facultative reinsurance business, in which we have consistently earned excellent returns.

By acting on the issues before they became serious problems, we entered 2002 well positioned to take advantage of an improving market. Moreover, through these actions, your Company today, more than ever, is focused on niche markets in which we can apply our expertise to generate excellent financial results. In 2002, of our 22 domestic business units, all but two had an underwriting profit, the lone exceptions being our treaty reinsurance and surety operations.

We were reasonably disciplined in the soft phase of the insurance market cycle, with the result that our written premiums did not grow significantly. However, as market conditions have improved, we have shifted into an expansive mode.

We expect insurance prices to continue to strengthen in 2003.

To take full advantage of current market opportunities and reduce our external reinsurance costs, for the past two years we have been retaining more premium and ceding less to reinsurers.

In addition, we have raised $483 million in equity capital through three public offerings since early 2001 and recently raised approximately $200 million in a senior debt offering. In doing so, we continue to build a strong, well-structured balance sheet. We are investing this additional capital not only in existing operations, but also in ventures in which our financial strength, reliability and expertise allow us to develop new niche positions.

We also formed Berkley Medical Excess Underwriters, LLC to participate in the rapidly hardening medical malpractice market. We believe that contractions and withdrawals by other medical malpractice carriers have created an unusual opportunity to provide rational long-term capacity to a narrow segment of this market — that is, medical malpractice excess insurance and reinsurance coverage and services to hospitals and hospital associations. This new unit spent 2002 building its organization and establishing relationships with producers, and is expected to write significant business in 2003.

In 2002, we purchased a 20.1% interest in Kiln plc, one of the leading managing agencies in the Lloyd's insurance market in London. We have had different business relationships with Kiln since 1974. More recently, as we spent time examining the current state of the London market, we saw an opportunity to enter into quota share reinsurance contracts with two Lloyd's syndicates managed by Kiln and with a syndicate managed by MAP Capital Limited. Together, these arrangements gave us $171 million of net business in 2002, mainly in short-tail classes of insurance.


Paid to Incurred Claims
W. R. Berkley Versus Industry
83%
99%
86%
101%
91%
101%
84%
92%
81%
103%
1998
1999
2000
2001
2002
2002 industry ratio is estimated

We are forming a United Kingdom authorized insurance company to write domestic U. K. casualty risks. It is anticipated that the company will commence operation in the third quarter of 2003. The formation of the company is subject to certain approvals, including the approval of the U. K. Financial Services Authority.

Late in the year, we formed B F Re Underwriters, LLC to underwrite casualty facultative insurance on a direct basis. The new unit complements our existing unit, Facultative ReSources, Inc., which writes coverage through intermediaries.

Our quota share reinsurance contracts at Lloyd's produced $171 million of net premiums written.

Strengthening Management

We are fortunate to have outstanding people who are fully capable of optimizing our results.

In August 2002, Philip J. Ablove joined our Board of Directors, filling a vacancy. We welcome the experience and insight that he brings to the Company.

We had several key management promotions since last year. W. Robert Berkley, Jr., a Senior Vice President and Director, was named head of our specialty insurance operations. Fernando Correa Urquiza was promoted to President of Berkley International, LLC, our international joint venture. Edward A. Thomas, who was a Senior Vice President, became a consultant to the Company. Kenneth R. Hopkins became President and Chief Operating Officer of Berkley Risk Administrators Company, LLC, while Mark C. Tansey, previously that unit's President and Chief Executive Officer, became its Chairman and continued as its Chief Executive Officer.

We are pleased that several experienced, talented individuals joined us in new ventures or operations. John S. Diem became President of Berkley Underwriting Partners, LLC. Daniel L. Avery joined us as President of B F Re Underwriters, LLC. Robert D. Stone became Managing Director of our newly formed private equity investment management subsidiary, with primary responsibility for developing this private equity investment portfolio. Luie C. Dy Buncio joined us as Chief Executive Officer of our Philippine operations. Stuart Wright will head our new United Kingdom insurance company.

Corporate governance is not something new or trendy at Berkley.

Corporate Governance

Corporate governance is one of the central issues facing corporations and their shareholders. The passage of the Sarbanes-Oxley Act last summer imposed new federal standards on corporate directors and managements. In our view, some of the arbitrary tensions created by Sarbanes-Oxley will not necessarily result in improved corporate performance.

However, corporate governance is not something new or trendy at Berkley. We have always been clear in our philosophy and commitment in managing the Company for the benefit of shareholders with a high level of accountability. Outside independent directors have always constituted the majority of our board, and we never have had more than two inside directors. The Audit and Compensation Committees of the Board consist now, and have always consisted, exclusively of outside non-executive directors who are independent. Executive compensation and the granting of options are linked to long-term performance. Our Board recognizes that it has a fiduciary responsibility for the long-term viability of the Company, not just for short-term results.

We believe we are responsible first and foremost to our owners. We are also responsible to other constituents, including employees, customers and society. We are intent on having a corporation that reaches its maximum potential and, through its actions, maintains the trust of all its constituencies.

Outlook for 2003

We are enthusiastic about the Company's prospects in 2003 and beyond. The current hardening cycle of the property casualty insurance market has yet to show any signs of nearing an end. In our view, insurance prices are likely to continue to increase throughout 2003 and well into 2004, reversing the price erosion that occurred in the 1990s.

We believe Berkley is unusually well positioned to take advantage of the current strong market. At a time when the ability of many property casualty insurers to write new business is being hurt by unresolved problems of the past, we believe we have an extraordinary opportunity to grow. We not only have the capital, but also the people, relationships and reputation to build our business and prosper.

We are enthusiastic about the Company's prospects.

I wish to thank our employees, brokers and agents, who work as partners to serve our customers and create value for our shareholders. I also wish to thank our shareholders for their patience during the difficult years of the insurance industry cycle.

The teamwork and commitment of our people have enabled Berkley to become one of the most successful, innovative and fastest growing property casualty insurance companies in America. We are committed to the continued delivery of outstanding results, with accountability and the highest ethical standards.

Sincerely,



William R. Berkley
Chairman of the Board and
Chief Executive Officer
March 20, 2003

INVESTMENTS

We manage our $4.7 billion investment portfolio with three major objectives: achieving favorable risk-adjusted returns; avoiding investment losses that might impair our ability to grow our insurance business; and matching the duration of our fixed income portfolio to the duration of our liabilities, including our policy claims and debt obligations. Meeting these objectives reinforces our ability to underwrite insurance profitably.

Our risk-averse investment approach produced favorable returns during 2002 in spite of the worst credit markets since the 1930's crash. Our portfolio generated a book yield of 5.4% in 2002, and the unrealized gain on the portfolio increased by over $100 million. These results compared with a decline of 22% for the stock market as measured by the S&P 500 Index and the widespread losses incurred by investors owning lower-grade bonds and more exotic securities.

Net investment income was $188 million in 2002, down from $195 million in 2001, due to the impact of falling interest rates. Our new money investment rate was 5.25% on a tax-adjusted basis at year-end. Our challenge is to maximize our returns, while continuing to control risk, in the current period of historically low rates.


FIXED INCOME PORTFOLIO DISTRIBUTION
18%
14%
25%
23%
4%
U.S. Government and government agency
Cash and cash equivalents
State and municipal
Mortgage-backed securities
Corporate bonds
Foreign bonds

Two Broad Investment Segments

Our portfolio is comprised of two broad segments:

- $4,106 million invested in fixed income securities; and
- $557 million invested in alternative opportunities, including merger arbitrage, convertible securities arbitrage and income-oriented real estate investment trusts.

We invest reserve-related monies in high-quality fixed income securities to support our ability to meet our obligations to policyholders. Another critical goal is to maintain adequate liquidity, so that insurance claims and other obligations can be met without having to sell investments at an inappropriate time.

Assets related to stockholder funds may be invested with a somewhat different approach that still emphasizes liquidity and risk limitations, but also provides diversification and more favorable return characteristics. A primary goal for these investments is to achieve strong returns with modest volatility. Since stockholders' equity is a key factor in the amount of premium we can write, its preservation is vital to our ability to take advantage of opportunities in the insurance market.

Fixed Income Investments

We had another successful year in fixed income investing. We not only generated solidly positive returns, but also avoided nearly all the highly publicized credit market losses in 2002 that stemmed from bankruptcies and improprieties, including WorldCom, Adelphia and Tyco. We didn't invest in these companies because we couldn't fully validate their business models and believed their accounting was extremely complicated. Our fixed income write-offs in 2002 represented just 0.4% of the portfolio.

At year-end, our fixed income investments were allocated 32% to U.S. Government and government agency securities and cash and cash equivalents, 25% to state and municipal securities, 23% to mortgage-backed securities, 16% to corporate bonds, and 4% to foreign bonds. In late 2001 and early 2002, as the yield spreads between corporate bonds and Treasuries became unusually narrow, we reallocated some assets out of corporate instruments and into government-related securities. Our resulting underweighting in corporates benefited relative performance in 2002, when corporates were the worst-performing sector of the bond market.

Our overweighting in mortgage-backed securities also contributed to results, since these securities were among the market's top performers in the year. Although mortgage-backed securities carry the likelihood that we will be repaid ahead of maturity, that prospect was better in 2002 than the risk on some corporates of not being repaid at all.



PAUL J. HANCOCK
Senior Vice President, Chief Corporate Actuary

EUGENE G. BALLARD
Senior Vice President, Chief Financial Officer and Treasurer

ROBERT C. HEWITT
Senior Vice President, Risk Management

JAMES G. SHIEL
Senior Vice President, Investments

IRA S. LEDERMAN
Senior Vice President, General Counsel and Secretary

We allocate assets between taxable and tax-exempt securities based on their relative yields and the Company's anticipated tax position. In the second half of the year, we invested new monies primarily in tax-exempt municipal securities, where we found the best combination of risk and tax-adjusted yield. As a result, we increased our holdings of municipals to 25% of the fixed income portfolio at the end of 2002 from 20% at the end of 2001.

We have a small position in the higher quality segment of the non-investment-grade corporate bond market. Our goal is to earn higher returns without taking excessive risk. We increased this position to about 2% of the fixed income portfolio at year-end.

The weighted average credit rating of our fixed income portfolio was AA at the end of 2002. The duration of the fixed income portfolio was 4.8 years.

Alternative Investments

We seek alternative investments that offer attractive returns without undue risk and are countercyclical to our investments in bonds, with low volatility. Our alternative investments are managed by outside experts.

During the year, we reduced our investment in merger arbitrage and increased our allocation to convertible securities arbitrage and real estate investment trusts (REITs). Merger arbitrage has been a consistently profitable investment for Berkley for more than a decade, but produced only modest returns in 2002 due to a paucity of merger and acquisition activity. We continue to have a small position in merger arbitrage and believe that returns will improve when corporate merger activity picks up.

In 2003, we plan to allocate additional assets to real estate for diversity and also plan to begin investing limited amounts in non-real estate private equity transactions.

THE STORY OF RISK

Insurance is vital to the smooth functioning of the U.S. and global economies. By transferring and pooling risk, insurance makes it possible for businesses to continue in operation even in the face of fires, storm damage, accidents, theft and other unexpected losses.

The Babylonians were among the first to recognize the concept of insurance almost 4,000 years ago. To support the growth of trade, they devised a system under which a lender who supplied capital for a venture would forgive the loan if the trader was robbed or his ship sank. The trader paid an extra amount, or premium, for this protection, in addition to paying interest. The lender, in collecting premiums from many traders, was able to absorb the losses of the few.

Various forms of insurance were also employed by the Phoenicians, Greeks and Romans. The use of insurance expanded rapidly in the seventeenth and eighteenth centuries with the growth of British commerce.

Today, insurance is a major global industry. Earned premiums of U.S. property casualty insurance companies totaled well over $300 billion in 2002. As risk increases and becomes more complex, the opportunities for a well-managed insurer such as Berkley are significant.

OPERATING SEGMENTS

Balanced Participation in Five Segments

Each of Berkley's five business segments — *specialty, alternative markets, reinsurance, regional and international* — offers excellent prospects for profitable growth. Throughout the segments, we seek to capitalize on opportunities and maximize earnings and cash flow by applying our philosophy of decentralized management and entrepreneurship. Each individual operating unit is led by a team of experienced insurance professionals who are close to their customers and run the business as if it were their own. Operating unit management has the authority and responsibility to respond to opportunities in its given marketplace with an overall goal of maximizing returns. Compensation includes performance incentives based on return on capital. Operating unit results are monitored closely at both the segment and holding company levels to identify opportunities or problems quickly and take early action. In addition, capital, investment and reinsurance management, technological planning and professional staff services are centralized in the holding company to capture economies of scale. We form new operating units when we see an opportunity in the marketplace and are able to hire people with the specialized knowledge and entrepreneurial skill to capitalize on that opportunity.

CONTRIBUTIONS TO REVENUES BY SEGMENT

	Specialty	Alternative Markets	Reinsurance	Regional	International
2002	**31%**	**14%**	**21%**	**30%**	**4%**
2001	26%	14%	16%	36%	8%

REVENUES BY SEGMENT *DOLLARS IN MILLIONS*

	Specialty	Alternative Markets	Reinsurance	Regional	International
2002	**$773**	**$362**	**$514**	**$757**	**$104**
2001	$441	$234	$281	$615	$138


W. ROBERT BERKLEY, JR.
Senior Vice President

Our specialty insurance operations increased their earnings by nearly 300% in 2002, generating record pre-tax operating income. These results were achieved by capitalizing on widespread opportunities in a strong market. Revenues increased 75%, reflecting significantly higher earned premiums on a combination of higher average premium rates and an increased policy count. After years of unfavorable market conditions resulting in substantial underwriting losses throughout the industry, pricing as well as terms and conditions have improved considerably over the past two years.

SPECIALTY SEGMENT
DOLLARS IN MILLIONS

	2002	2001
Total assets	$2,230	$1,580
Total revenues	773	441
Pre-tax operating income	119	30
GAAP combined ratio	90%	103%
Return on equity	19%	8%

Excludes realized investment gains and losses.

We are leveraging the current favorable market environment to increase the size and scope of our specialty operations. We are doing so by allocating additional capital and management resources to our specialty niches at a time when some competitors, constrained by capital limitations, are unable to grow. A key goal is to carve out leading positions that will produce superior returns throughout the market cycle.

Our specialty units underwrite complex and sophisticated risks, providing coverage primarily to the excess and surplus lines, professional liability and commercial transportation markets. Specialty insurance is a prime example of our corporate strategy of emphasizing sectors of the property casualty insurance market where we can apply expertise, flexibility and strong relationships to competitive advantage.

Increasingly, business is returning to the specialty marketplace as standard carriers narrow their risk profiles and become less willing to underwrite risks that require specialized, tailored solutions. Our specialty units have benefited from this trend and are employing their capital and skills to maximize this opportunity.

Operating Unit Results

Admiral Insurance Company, our largest specialty unit, provides excess and surplus lines coverage to medium- and large-sized commercial risks that generally involve moderate to high degrees of risk. Admiral concentrates on commercial casualty, professional liability and commercial property lines of business produced by wholesale brokers. It enjoyed an outstanding year in 2002, increasing its net premiums written by 57% and achieving excellent profitability. Admiral has become a leader in the excess and surplus lines marketplace by capitalizing on its underwriting skills, customer relationships and A.M. Best rating of A+ (Superior).

Nautilus Insurance Company and its subsidiary, Great Divide Insurance Company, write small-to-medium-sized commercial property and commercial casualty risks produced by a carefully chosen network of general agents. Nautilus reported dramatic revenue and earnings growth in 2002, driven by broad premium rate increases. Nautilus is seeing the benefits of its technology initiatives that have increased its productivity and made it possible to deliver market-leading levels of timely and responsive service to producers and insureds.


JAMES S. CAREY
Admiral Insurance Company


J. MICHAEL FOLEY
Berkley Medical Excess Underwriters, LLC


ARMIN W. BLUMBERG
Carolina Casualty Insurance Company


ALFRED SCHONBERGER
Clermont Specialty Managers, Ltd.

Carolina Casualty Insurance Company specializes in transportation insurance for long-haul trucking and public automobile risks, operating as an admitted carrier in all states. It continued to rebound from the difficult market conditions of 1999-2000, increasing its premiums written by 84% in 2002 and posting excellent operating results. Carolina Casualty had dramatically cut back its business in 2000, recognizing that market conditions would not allow for profitable underwriting. Its disciplined approach of increasing prices, tightening policy terms and eliminating unprofitable producers, taken well in advance of similar actions by many of its competitors, is now significantly benefiting results.



DOUGLAS J. POWERS
Monitor Liability Managers, Inc.



PAUL J. FLEMING
Monitor Surety Managers, Inc.



THOMAS M. KUZMA
Nautilus Insurance Company

Four of our specialty units, Monitor Liability Managers, Inc., Monitor Surety Managers, Inc., Clermont Specialty Managers, Ltd., and Berkley Medical Excess Underwriters, LLC, underwrite and service specific lines of business on behalf of various Berkley carriers.

Monitor Liability specializes in professional liability insurance, including directors' and officers' liability, employment practices liability, lawyers' professional liability, management liability, and non-profit directors' and officers' liability coverages. Monitor Liability avoided losses from recent corporate scandals and increased its prices and tightened considerably its policy terms and conditions in the wake of industry losses. It achieved outstanding revenue growth and strong earnings in 2002.

Monitor Surety writes contract bonds, court and fiduciary bonds, license and permit bonds, and public official bonds, with a primary focus on providing surety bonds to mid-sized contractors. Monitor Surety was the only Berkley specialty unit to experience a difficult year in 2002, posting unsatisfactory results because of weak conditions in its market. It is cautiously optimistic about the prospects for the surety line marketplace in 2003 and believes its book of business will return to profitability.

Clermont writes package insurance programs for luxury condominium, cooperative and rental apartment buildings and restaurants in the New York City metropolitan area. It improved its earnings and increased its net written premiums by 54% in 2002, capitalizing on opportunities as many of its competitors scaled back their underwriting activity following the events of September 11, 2001.

Berkley Medical Excess is our newest specialty unit, established at the end of 2001 to provide medical malpractice excess insurance and reinsurance coverage and services to hospitals and hospital associations. Berkley Medical Excess believes that an opportunity exists to build a long-term position in this line by providing meaningful capacity based on rigorous exposure analysis and rational pricing. The unit spent the early months of 2002 assembling a multi-disciplined team of seasoned professionals and establishing sound procedures. It began accepting business late in the year. The early response from its distribution channels and potential insureds has been positive.



DIRECT PREMIUM DISTRIBUTION
40%
16%
16%
7%
21%
General Liability
Professional Liability
Commercial Transportation
Directors & Officers
Other

Specialty Segment Outlook

As of year-end 2002, increased pricing and controlled underwriting continued to be the dominant trends throughout the specialty segment. While rates and policy terms will not improve indefinitely, we expect another strong market in 2003.

ALTERNATIVE MARKETS SEGMENT



H. RAYMOND LANKFORD
Senior Vice President

Our alternative markets segment enjoyed an outstanding year, increasing its pre-tax operating income by 83% and its revenues by 55%.

These results were achieved by capitalizing on strong demand for both risk-bearing and fee-based services. As primary insurance markets have hardened and rates have increased, more corporations and government entities have turned to the alternative markets to control their costs. Market conditions in 2002 were the best in more than a decade, with the prospect of further improvement in 2003.

ALTERNATIVE MARKETS SEGMENT
DOLLARS IN MILLIONS

	2002	2001
Total assets	$1,198	$860
Total revenues	362	234
Pre-tax operating income	63	34
GAAP combined ratio	96%	109%
Return on equity	21%	12%

Excludes realized investment gains and losses.

This segment provides:

- Workers' compensation insurance on an excess basis for self-insureds and on a primary basis for selected programs;
- Bundled and unbundled fee-based services to help corporations, government and non-profit entities, and other organizations develop and administer self-insurance programs and utilize other alternative means of financing or transferring risk; and
- Management of state workers' compensation residual market mechanisms.

Our alternative markets units have worked hard to capitalize on current opportunities. Our excellent reputation, gained from our success in serving clients and assisting them in reducing loss costs, is the lever that enables us to compete effectively in this large, growing marketplace.

Growth in the fee-based portion of the segment in 2002 was achieved primarily through the acquisition of new business. Growth in our risk-bearing workers' compensation business was achieved through a combination of new business and increased pricing. Retention of business remained strong despite higher prices.

Operating Unit Results

Berkley Risk Administrators Company, LLC (BRAC), a third-party administrator and program manager, posted record revenues and earnings in 2002. BRAC designs, implements and manages alternative risk financing programs and self-insurance pools for businesses, governments, educational institutions, tribal nations and non-profit entities, and provides administrative and claims services to insurance companies. Excellent results in 2002 reflected growth in existing client business as well as significant new business. Several major contracts were renewed in 2002 for multiple-year periods.

BRAC was formed in 1998 with the merger of Berkley Risk Services and Berkley Administrators. Continuity of senior management has helped contribute to excellent client retention, and revenue has increased over 70% since the merger.



MARK C. TANSEY
Berkley Risk Administrators Company, LLC



KENNETH R. HOPKINS
Berkley Risk Administrators Company, LLC



MELODEE J. SAUNDERS
Midwest Employers Casualty Company

One important component of BRAC's revenue is the administration of state workers' compensation assigned risk plans. During 2002, BRAC was awarded significant portions of contracts in two new states commencing on January 1, 2003. BRAC now administers all or portions of plans in nine states.

Record premium volume was recorded during 2002 in a non-profit social service program BRAC has administered and managed for many years. This program, which previously generated fee income, is being shifted to a risk-bearing basis.


REVENUE DISTRIBUTION BY LINE
77%
14%
9%
Workers' Compensation, Voluntary
Liability, Automobile & Property
Workers' Compensation, Assigned Risk


SOURCES OF REVENUE
59%
25%
11%
5%
Private & Public Entity Self-Insurance
Risk Retention Groups, Associations & Others
Residual Market Services
Government Pools

Midwest Employers Casualty Company (MECC) is an industry leader in providing excess workers' compensation coverage to self-insured employers and groups above their self-insured or retained limits. It enjoyed significant growth in written premium and operating income in 2002 in a favorable market environment. MECC is widely known for providing unique and valuable risk-management services to its clients. These services include proprietary benchmarking tools, a dedicated client services unit and proactive, value-added claim services. In addition, the company has developed an online educational tool with job-specific safety training and self-insured program management courses to help clients achieve best practice results in their self-insured programs.

Key Risk Management Services, Inc., develops and administers workers' compensation programs for insured clients through an affiliate, Key Risk Insurance Company, as well as for self-insured clients. Revenues and operating income both rose strongly in 2002. Key Risk conducts business in North Carolina, South Carolina and Georgia, and plans to expand into Virginia in early 2003.

The focus and expertise Key Risk has developed as a specialist in workers' compensation, combined with the synergy of serving insured and self-insured risks, continues to set the company apart from its competition. A substantial portion of its growth in 2002 stemmed from managed care services, including medical and vocational case management and utilization review.


JOE W. SYKES
Key Risk Management Services, Inc.


LINDA R. SMITH
Preferred Employers Insurance Company

Preferred Employers Insurance Company is our California workers' compensation subsidiary which was founded in 1998. Significant premium was first written in 2000. Growth has been substantial since then as the California market has greatly strengthened. Preferred Employers focuses on a specific market niche — providing workers' compensation coverage to owner-managed, small employers in California. It has been highly successful in capitalizing on opportunities in this niche, nearly doubling its revenues in 2002 and strongly increasing its earnings through a combination of new business and substantial price increases in both 2001 and 2002. The company anticipates continued strong growth in 2003.

Alternative Markets Segment Outlook

We expect another outstanding year in 2003, as the hardening of the conventional insurance market continues to move business into the alternative markets. Our rate of revenue growth may slow somewhat following an exceptional year in 2002. However, profitability and return on equity are expected to remain strong.

REINSURANCE SEGMENT

A year ago, we said we anticipated "robust earnings growth" in our reinsurance segment in 2002 following a series of actions to refocus this business on its best opportunities. In fact, results met expectations, as the segment returned to profitability while increasing its total revenues by 83%.

We benefited in 2002 not only from the best reinsurance market conditions in more than a decade, but also from our strategic decision to withdraw from commodity-type standard treaty products and alternative markets reinsurance because of inadequate returns.



JAMES W. McCLEARY
Senior Vice President

REINSURANCE SEGMENT
DOLLARS IN MILLIONS

	2002	2001
Total assets	$2,548	$1,751
Total revenues	514	281
Pre-tax operating income (loss)	32	(57)
GAAP combined ratio	103%	141%
Return on equity	7%	N/A

Excludes alternative markets reinsurance and realized investment gains and losses.

Moving forward, we are highly focused on market sectors in which we can apply our underwriting capabilities, entrepreneurial skills, ability to take significant participations and strong customer relationships to competitive advantage. During 2002, we substantially increased the size of our facultative business, building on its consistently excellent performance in recent years, and restaffed personnel in our treaty business.

We believe we are poised for continued growth. We have a core group of reinsurance businesses with strong competitive positions, providing an opportunity to build a larger, more profitable reinsurance operation in the years ahead.

Operating Unit Results

Berkley Insurance Company (BIC) is our primary reinsurance risk-bearing entity. Business is written on behalf of BIC by various affiliated underwriting management units.

Our two companies in facultative reinsurance are Facultative ReSources, Inc., which writes business through intermediaries, and B F Re Underwriters, LLC, formed in 2002 to write business on a direct basis. These units, with distinct customer bases and marketing strategies, together enable us to provide nationwide underwriting services to clients across a broad spectrum of size, risk profiles and reinsurance relationships. Facultative ReSources' affiliate, Vela Insurance Services, Inc., is an excess and surplus lines specialty underwriting manager.

Our facultative units had an outstanding year in 2002, increasing their net premiums written by 113% and achieving a return on equity in excess of 30%. Opportunities in the facultative area are currently very strong because of an unusual confluence of events, including the withdrawal of many competitors and the doubling, even tripling in some cases, of prices in the past year and a half. We believe we have ample capital to take advantage of today's favorable market conditions.



DANIEL L. AVERY
B F Re Underwriters, LLC



TOM N. KELLOGG
Berkley Capital Underwriters, LLC



JOHN S. DIEM
Berkley Underwriting Partners, LLC

Facultative ReSources has grown rapidly and is now the number one or two market for every broker in its distribution network. This unit is highly opportunistic, emphasizing lines of business where pricing is attractive and exiting lines when prices drop below satisfactory levels. Major areas of growth in 2002 included contracting, long-haul trucking and workers' compensation reinsurance — all areas that had previously been dormant because of inadequate prices.



ROGER J. BASSI
Fidelity & Surety Reinsurance Managers, LLC



CRAIG N. JOHNSON
Signet Star Re, LLC



RICHARD P. SHEMITIS
Vela Insurance Services, Inc.

We formed B F Re Underwriters late in the year, hiring a skilled team of seasoned managers and specialists to staff the new unit. We expect B F Re to begin contributing to results in 2003.

Signet Star Re, LLC, is our specialty casualty treaty reinsurance provider. Results were essentially break-even in 2002 as the unit emerged from a major downsizing in 2001, when it withdrew from commodity-type standard treaty reinsurance products. Signet Star Re improved its underwriting team in 2002 and has now shifted from a downsizing mode to a growth mode, emphasizing specialty-type business written in the form of excess of loss treaties.

Fidelity and surety coverage is written through Fidelity & Surety Reinsurance Managers, LLC. This unit had a difficult year due to continued inadequate surety market pricing. We are focusing on a limited number of small fidelity and surety accounts until market conditions improve.

Berkley Underwriting Partners, LLC, formed in 2000, oversees managing general underwriters (MGU) program business written through its affiliates, Gemini Insurance Company and StarNet Insurance Company. Net premiums written increased to more than $50 million in 2002, the unit's second full year of operations. The dislocation of many MGU programs due to lost market and/or lost reinsurance support provides additional opportunities for profitable growth.

Another unit, Berkley Capital Underwriters, LLC, became operational in February 2002. It offers a specialty reinsurance risk transfer product to insurance companies where capital constraint is the primary obstacle to increasing their underwriting activities. This product takes the form of a risk quota share with various adjustable features. The unit wrote $33 million of net premiums in its first year, in line with expectations.

In 2002, BIC acquired a 20.1% interest in Kiln plc, becoming its largest shareholder. Kiln's operating subsidiary, R J Kiln & Co. Ltd, is a leading agency in the Lloyd's of London insurance market. Effective January 1, 2002, we entered into quota share reinsurance contracts with two Lloyd's syndicates managed by Kiln as well as with a syndicate managed by MAP Capital Limited. We wrote $171 million of net reinsurance premiums through these contracts in 2002.

TOTAL BUSINESS BY UNIT

Treaty	Facultative	Vela	Berkley Underwriting Partners	Other*	Lloyd's
28%	21%	11%	8%	7%	25%

*Berkley Capital Underwriters, 5%; Fidelity & Surety, 2%

Reinsurance Segment Outlook

We are optimistic about the outlook for the reinsurance segment in 2003 and beyond. We believe we have the expertise, the capital and the reputation to continue to grow profitably and achieve a favorable return on equity.

REGIONAL SEGMENT



ROBERT P. COLE
Senior Vice President

Our regional segment had a banner year, posting a 158% increase in pre-tax operating income. The regional group benefited not only from strong market conditions, but also from strategic actions taken in prior years to position the business for profitable growth.

These actions included the consolidation of the group in 1999 from ten regional companies to four operating units, resulting in cost savings and improved customer focus. In the wake of that consolidation, we have reduced the segment's costs in both absolute and relative terms each of the past three years. Our expense ratio of 32% in 2002 was down from 36% in 1999. While expense savings are always welcome, our major accomplishment was to improve our loss ratio to 59% in 2002 from 85% in 1999. The four entities are achieving superior results under the redesigned structure.

REGIONAL SEGMENT
DOLLARS IN MILLIONS

	2002	2001
Total assets	$1,591	$1,463
Total revenues	757	615
Pre-tax operating income	104	40
GAAP combined ratio	92%	102%
Return on equity	20%	10%

Excludes personal lines business and realized investment gains and losses.

In addition, during the past three years, we have rewritten and re-priced our business to eliminate unprofitable segments and tightened our risk selection methods. In 2002, as market conditions continued to strengthen, we implemented another round of rate increases. As older business runs off the books, higher prices are taking full effect on our results.

Equally important, 2002 saw the impact of our withdrawal from personal lines, which had accounted for about one-fifth of the regional group's annual premium revenue. We withdrew from these lines because of their limited profit potential and the volatility of results. An additional benefit was our ability to re-deploy our management and information technology resources to commercial lines.

The regional group is now dedicated exclusively to writing commercial lines, and is committed to being an industry leader in serving the needs of small and mid-sized businesses and governmental entities in the 32 states where we operate. Sharply higher segment earnings in 2002 reflected significant improvements in our commercial lines underwriting and pricing.



BILL C. THORNTON
Acadia Insurance Company



GEORGE C. WYNNE
Berkley Mid Atlantic Group

Operating Philosophy and Business Unit Results

Our philosophy, which has remained constant for over 35 years, is to manage the group on a decentralized basis, fostering an environment in which our regional units are close to the communities they serve and are highly responsive to customers' needs.

We expect the current hard market to continue through 2003 and beyond. Nonetheless, we believe it is important to look ahead to the time when markets eventually change. Our four operating units are working on specifics to prepare for the next market cycle. While no one can guarantee immunity from pricing fluctuations, we are developing strategies to deal with future market challenges in our business.

Our four regional units are Acadia Insurance Company in the Northeast, Continental Western Insurance Group in the Midwest, Berkley Mid Atlantic Group on the East Coast and Union Standard Insurance Group in the South and Southwest. Acadia, Continental Western and Union Standard all reported higher operating income in 2002, while Berkley Mid Atlantic Group recorded lower year-over-year results. All four units achieved underwriting profits for the year.



BRADLEY S. KUSTER
Continental Western Insurance Company



CRAIG W. SPARKS
Union Standard Insurance Company

Acadia Insurance Company increased its premiums by 30%, generated excellent profits and continued to expand its markets. We formed Acadia 10 years ago as a one-state operation in Maine. Since then, the company has developed businesses in New Hampshire and Massachusetts similar to its premium volume in Maine. It also writes business in Vermont and expanded during 2002 into Connecticut and central and northern New York, with a focus in each case on underwriting discipline and profitability.

Continental Western is growing within the 14 Midwestern states where it primarily operates. Our withdrawal from personal lines has been especially beneficial to Continental Western, since those lines represented only about 20% of Continental Western's premium income versus over 40% of its weather-related losses. After three years of addressing underwriting, pricing and operational issues, Continental Western enjoyed the benefits of those efforts in 2002, producing excellent results.

Union Standard, which primarily operates in seven states, continued to serve its many small commercial customers. At the same time, the unit began to change its business profile by writing larger accounts, thereby increasing its average policy size.

Berkley Mid Atlantic experienced increased underwriting losses for part of 2002 following a very strong year in 2001. The unit addressed these problems, and results improved throughout the fourth quarter. It enters 2003 with the prospect of a significant earnings increase.

Regional Segment Outlook

In last year's annual report, we said, "Today's insurance market provides some of the most exciting opportunities that we have seen in many years. We will not miss this market." In fact, we did not miss it. We seized the opportunity to achieve strong revenue and income growth. As 2003 begins, we remain enthusiastic about the prospects of our regional group. To maximize future profits, we must adjust our thinking and set goals at levels that might have seemed unattainable in the past. We fully believe our regional companies will rise to this challenge as we continue to build a premier regional business serving the needs of small to mid-market customers.

PERCENTAGE OF REGIONAL OPERATIONS DIRECT PREMIUMS BY STATE



WA 1%
MT 1%
OR 1%
ID 2%
ND 1%
MN 4%
SD 4%
WI 3%
NE 5%
IA 5%
IL 2%
CO 3%
KS 8%
MO 3%
NM 1%
TX 6%
OK 2%
AR 2%
MS 2%
AL 1%
TN 2%
NC 4%
SC 1%
VA 3%
MD 1%
PA 4%
NY 1%
CT 1%
MA 7%
VT 4%
NH 7%
ME 8%

INTERNATIONAL SEGMENT

Our international business endured a major challenge in 2002 when its largest operation, in Argentina, suffered the impact of that country's financial crisis. As a consequence, the segment incurred an operating loss of $2 million.

Our operation in the Philippines performed reasonably well, as invested assets and assets under administration grew more than 60% despite a difficult economic environment.

We conduct our international business through Berkley International, LLC, a joint venture with a subsidiary of The Northwestern Mutual Life Insurance Company. We own 65% of the venture and manage it.



FERNANDO CORREA URQUIZA
President, Berkley International, LLC

INTERNATIONAL SEGMENT
DOLLARS IN MILLIONS

	2002	2001
Total assets	$127	$209
Total revenues	104	138
Pre-tax operating income (loss)	(2)	12
GAAP combined ratio	106%	102%
Return on equity	N/A	18%

Excludes realized investment and foreign currency gains and losses.

Argentina

Argentina's economic difficulties in 2002 included a currency devaluation of more than 70%, an effective default of the national debt and higher unemployment. We were fortunate to have hedged our currency exposure and to have partially switched local investments into U.S. Treasuries and other foreign assets before the crisis manifested itself. As a result, we significantly reduced the impact of those changes on our companies.

Nonetheless, we did not escape unscathed. By year-end, the annualized U.S. dollar revenues of our Argentine business had decreased by nearly two-thirds due to the devaluation of the Argentine peso. In addition, we faced the reality of operating all year in a very challenging economic and business environment.

To cope with the new reality, we consolidated our three operating companies and holding company into one entity. Two of our businesses — commercial and personal lines property casualty insurance, and workers' compensation insurance — remain healthy and showed an underwriting profit during the last quarter of 2002. Our life insurance business suffered more severely. By the end of the year 2002, we managed to reduce the obligations of our life company to its policyholders by more than 90%, and we anticipate that this unit will remain essentially dormant for the foreseeable future.

The magnitude of the challenges in 2002 dramatically tested our operations and our management team in Argentina. Our people worked hard and performed well. We are cautiously optimistic that our Argentine operations will return to profitable growth in 2003.



LUIE C. DY BUNCIO
Berkley International Philippines, Inc.



EDUARDO I. LLOBET
Berkley International Seguros S.A.

The Philippines

Our Philippines business offers endowment policies to pre-fund educational plans and retirement income, and also offers a number of traditional life insurance products and riders. It has grown rapidly since being established in 1997 to become the third largest firm in its line of business. Pre-tax operating income was $1.7 million in 2002 compared with $3.6 million in 2001.

International Segment Outlook

We expect operating earnings of the international segment to rebound in 2003, based on the prospect that our Argentine operation will improve its results and our Philippine operation will continue its growth.

FINANCIAL DATA

(Amounts in thousands, except per share data)

Years ended December 31,	2002	2001	2000	1999	1998
Net premiums written	$2,710,490	$1,858,096	$1,506,244	$1,427,719	$1,346,254
Net premiums earned	2,252,527	1,680,469	1,491,014	1,414,384	1,278,399
Net investment income	187,875	195,021	210,448	190,316	202,420
Service fees	86,095	75,771	68,049	72,344	70,727
Realized investment gains (losses)	15,214	(12,252)	7,535	(5,683)	23,857
Foreign currency gains (losses)	21,856	758	829	(381)	1,543
Total revenues	2,566,084	1,941,797	1,781,287	1,673,668	1,582,517
Interest expense	45,475	45,719	47,596	50,801	48,819
Income (loss) before income taxes	259,433	(151,394)	40,851	(79,248)	62,781
Income tax (expense) benefit	(84,139)	56,661	(2,451)	45,766	(5,465)
Minority interest	(249)	3,187	(2,162)	(566)	1,444
Preferred dividends	—	—	—	(497)	(7,548)
Net income (loss) before change in accounting and extraordinary gain (loss)	175,045	(91,546)	36,238	(34,545)	51,212
Cumulative effect of change in accounting	—	—	—	(3,250)	—
Extraordinary gain (loss)	—	—	—	735	(5,017)
Net income (loss) attributable to common stockholders	175,045	(91,546)	36,238	(37,060)	46,195
Data per common share:					
Basic:					
Before change in accounting and extraordinary item	3.44	(2.09)	.94	(.90)	1.21
Net income (loss)	3.44	(2.09)	.94	(.96)	1.09
Diluted:					
Before change in accounting and extraordinary item	3.31	(2.09)	.93	(.90)	1.17
Net income (loss)	3.31	(2.09)	.93	(.96)	1.06
Stockholders' equity	24.18	18.68	17.69	15.40	19.20
Cash dividends declared	.36	.36	.36	.36	.32
Weighted average shares outstanding:					
Basic	50,885	43,708	38,448	38,735	42,291
Diluted	52,923	45,833	38,987	38,891	43,673
Investments(1)	$4,663,100	$3,607,586	$3,112,540	$2,995,980	$3,249,581
Total assets	7,031,323	5,633,509	5,022,070	4,784,791	4,983,431
Reserves for losses and loss expenses	3,210,632	2,817,682	2,533,917	2,361,238	2,126,566
Long-term debt	362,985	370,554	370,158	394,792	394,444
Trust preferred securities	198,251	198,210	198,169	198,126	207,988
Stockholders' equity	1,335,199	931,595	680,896	591,778	861,281

(1) Including trading account receivable from brokers and clearing organizations and trading account securities sold but not yet purchased.

PAST PRICES OF COMMON STOCK

The Common Stock of the Company is traded on the New York Stock Exchange under the symbol "BER". All amounts have been adjusted to reflect the 3-for-2 common stock split effected on July 2, 2002. The approximate number of record holders of the Common Stock of the Company on March 14, 2003 was 602.

	Price Range		Common Dividends
	High	Low	Paid Per Share
2002			
Fourth Quarter	$40.27	$31.14	$.09
Third Quarter	37.39	29.90	.09
Second Quarter	40.80	35.97	.09
First Quarter	38.70	32.03	.09
2001			
Fourth Quarter	$38.93	$31.02	$.09
Third Quarter	33.07	25.40	.09
Second Quarter	30.25	24.60	.09
First Quarter	32.50	23.29	.09

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Industry Overview

The demand for insurance is influenced primarily by general economic conditions, while the supply of insurance is directly related to available capacity, i.e., the level of policyholders' surplus employed in the industry and the willingness of insurance management to risk that capital. The adequacy of premium rates is affected mainly by the severity and frequency of claims, which are influenced by many factors, including natural and other disasters, regulatory measures and court decisions that define and expand the extent of coverage and the effects of economic inflation on the amount of compensation due for injuries or losses. In addition, investment rates of return may impact policy rates. These factors can have a significant impact on ultimate profitability because a property casualty insurance policy is priced before its costs are known, as premiums usually are determined long before claims are reported.

Critical Accounting Policies

The notes to the Company's financial statements discuss its significant accounting policies. Management considers certain of these policies, including assumptions and estimates relating to loss reserves, to be critical to the portrayal of the Company's financial condition and results since they require management to establish estimates based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting measurements.

Reserves for losses and loss expenses The Company maintains reserves for losses and loss expenses to cover our estimated liability for unpaid claims, including legal and other fees as well as a portion of our general expenses, for reported and unreported claims incurred as of the end of each accounting period. Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what we expect the ultimate settlement and administration of claims will cost. These estimates, which generally involve actuarial projections, are based on our assessment of facts and circumstances then known, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors including the actions of third parties which are beyond our control. The variables described above are affected by both internal and external events, such as changes in claims handling procedures, inflation, judicial and litigation trends and legislative changes. Additionally, there may be a significant delay between the occurrence of the insured event and the time it is reported to us.

The inherent uncertainties of estimating reserves are greater for certain types of liabilities, where the various considerations affecting these types of claims are subject to change and long periods of time may elapse before a definitive determination of liability is made. Reserve estimates are continually refined in an ongoing process as experience develops and further claims are reported and settled. Adjustments to reserves are reflected in the results of the periods in which such estimates are changed. Because setting reserves is inherently uncertain, we cannot assure you that our current reserves will prove adequate in light of subsequent events. Should we need to increase our reserves, our pre-tax income for the period will decrease by a corresponding amount.

Results of Operations

The Company reported net income of $175 million, or $3.31 per share, for 2002 compared with a net loss of $92 million, or $2.09 per share, for 2001. Following are the components of net income (loss) for the past three years (amounts in thousands):

	2002	2001	2000
Underwriting income (loss)	$103,974	$(277,687)	$(122,585)
Insurance services income	16,380	9,964	6,326
Net investment income	187,875	195,021	210,448
Interest and other expenses	(85,866)	(64,002)	(59,852)
Restructuring charge	—	(3,196)	(1,850)
Pretax income (loss) before gains and losses	222,363	(139,900)	32,487
Realized investment gains (losses)	15,214	(12,252)	7,535
Foreign currency gains	21,856	758	829
Income tax benefit (expense) and minority interest	(84,388)	59,848	(4,613)
Net income (loss)	$175,045	$ (91,546)	$ 36,238

Underwriting Following is a summary of underwriting results for the past three years (dollars in thousands):

	2002	% Change	2001	% Change	2000
Gross premiums written	$3,208,227	45.3%	$ 2,208,466	21.6%	$ 1,816,755
Net premiums written	2,710,490	45.9%	1,858,096	23.4%	1,506,244
Premiums earned	2,252,527	34.0%	1,680,469	12.7%	1,491,014
Underwriting income (loss)	103,974		(277,687)		(122,585)
Loss ratio(1)	65.0%		82.1%		73.4%
Expense ratio(2)	30.4%		34.4%		34.8%
Combined ratio	95.4%		116.5%		108.2%

(1) Represents losses and loss expenses incurred expressed as a percentage of premiums earned.

(2) Represents underwriting expenses expressed as a percentage of premiums earned.

The Company's underwriting operations are presently conducted through five segments: specialty lines of insurance, alternative markets, reinsurance, regional property casualty insurance, and international. In addition, the Company reports the run-off of its discontinued personal lines and alternative markets reinsurance business as a separate business segment. Additional information for the business segments follows.

Specialty The specialty segment provides insurance products and services principally to the excess and surplus lines, professional liability, commercial transportation and surety markets. Following is a summary of underwriting results for the specialty segment for the past three years (dollars in thousands):

	2002	% Change	2001	% Change	2000
Gross premiums written	$939,324	53.6%	$611,364	50.0%	$ 407,545
Net premiums written	861,693	63.4%	527,502	84.7%	285,525
Premiums earned	711,577	77.2%	401,611	48.3%	270,896
Underwriting income (loss)	68,867		(10,233)		(18,425)
Loss ratio	64.0%		71.4%		73.2%
Expense ratio	26.3%		31.1%		33.6%
Combined ratio	90.3%		102.5%		106.8%

Gross premiums written in 2002 increased by 53.6% compared with 2001. The increase reflects higher prices, principally for the excess and surplus lines and professional liability business, as well as a modest increase in policies. The increase in net premiums written of 63.4% compared with 2001 also reflects an increase in net retained lines.

The 2002 loss ratio decreased by 7.4 percentage points to 64.0% as a result of higher prices and more favorable terms and conditions for business written in 2001 and 2002. These improvements were partially offset by prior year reserve development, primarily for professional liability business (including nursing homes and directors and officers business) written in the 1999 through 2001 underwriting years. The 2002 underwriting results also reflect the benefit of approximately $19 million return premiums received under the profit sharing provisions of certain reinsurance agreements. The 2002 expense ratio decreased by 4.8 percentage points to 26.3% as a result of a 77.2% increase in earned premiums with no significant increase in expenses other than commissions and premium taxes. The 2001 underwriting loss included losses of $9 million related to the World Trade Center.

Alternative Markets The alternative markets segment offers workers' compensation insurance on an excess and primary basis and provides fee-based services to help clients develop and administer self-insurance programs. Following is a summary of underwriting results for the alternative markets segment for the past three years (dollars in thousands):

	2002	% Change	2001	% Change	2000
Gross premiums written	$348,954	105.9%	$169,439	55.7%	$108,802
Net premiums written	305,357	101.0%	151,942	55.0%	98,001
Premiums earned	235,558	91.2%	123,173	38.6%	88,872
Underwriting income (loss)	8,682		(11,574)		(7,907)
Loss ratio	66.7%		76.5%		70.2%
Expense ratio	29.6%		32.9%		38.7%
Combined ratio	96.3%		109.4%		108.9%

Gross premiums written in 2002 increased by 105.9% compared with 2001. The increase reflects higher prices as well as an increase in policies-in-force for both primary and excess workers' compensation business. The 2002 loss ratio decreased by 9.8 percentage points to 66.7% due primarily to better loss experience for the excess workers' compensation business.

Following is a summary of insurance services results for the alternative markets segment for the past three years (dollars in thousands):

	2002	% Change	2001	% Change	2000
Service revenues	$ 86,095	14.9%	$ 74,913	18.1%	$ 63,434
Service expenses	(69,715)		(64,949)		(57,108)
Service income before taxes	16,380	64.4%	9,964	57.5%	6,326

Service revenues increased 14.9% compared with 2001 primarily as a result of new business. Service income before taxes increased 64.4% compared with 2001 due to increased revenues and higher margins on new and existing accounts.

Reinsurance The Company's reinsurance segment specializes in underwriting property, casualty and surety reinsurance on both a treaty and facultative basis. Following is a summary of underwriting results for the reinsurance segment for the past three years (dollars in thousands):

	2002	% Change	2001	% Change	2000
Gross premiums written	$858,179	158.2%	$332,382	2.6%	$323,846
Net premiums written	680,205	187.3%	236,784	(14.4%)	276,640
Premiums earned	459,406	94.3%	236,385	(20.7%)	298,102
Underwriting loss	(13,221)		(97,251)		(19,123)
Loss ratio	73.0%		104.4%		73.2%
Expense ratio	29.9%		36.8%		33.2%
Combined ratio	102.9%		141.2%		106.4%

Gross premiums written in 2002 increased by 158.2% compared with 2001. The increase reflects significantly higher prices, principally for facultative reinsurance, as well as $247 million of business from new underwriting units. The new business includes $171 million of net premiums written under quota share agreements with three Lloyd's syndicates.

The 2002 loss ratio decreased 31.4 percentage points to 73.0% as a result of a shift in the mix of business towards more profitable lines and of higher prices for both treaty and facultative risks. The 2002 underwriting results were impacted by prior year reserve development, primarily for workers' compensation and fidelity and surety business written in underwriting years 1998 through 2000. The 2002 underwriting results also reflect loss recoveries under the Company's aggregate reinsurance agreement. (See Note 10 of "Notes to Consolidated Financial Statements.") The 2002 expense ratio decreased 6.9 percentage points to 29.9% primarily as a result of a shift in the mix of business and increased volume. The 2001 underwriting loss included charges of $32 million to strengthen treaty reinsurance loss reserves, $26 million related to the World Trade Center and $18 million for the Enron bankruptcy.

Regional The regional property casualty insurance segment provides commercial property casualty insurance products. Following is a summary of underwriting results for the regional segment for the past three years (dollars in thousands):

	2002	% Change	2001	% Change	2000
Gross premiums written	$955,150	35.5%	$705,001	21.6%	$579,890
Net premiums written	776,577	29.8%	598,149	19.7%	499,526
Premiums earned	705,385	26.9%	555,750	10.5%	503,029
Underwriting income (loss)	59,720		(12,533)		(53,537)
Loss ratio	59.1%		67.2%		75.5%
Expense ratio	32.4%		35.0%		35.1%
Combined ratio	91.5%		102.2%		110.6%

Gross premiums written in 2002 increased by 35.5% compared with 2001. The increase reflects higher prices across all four regional units. The 2002 loss ratio decreased by 8.1 percentage points to 59.1% primarily as a result of higher prices and improved underwriting for the regional operations in the Midwest and New England. Weather-related losses for the regional segment were $29 million in 2002 compared with $31 million in 2001.

International The international segment offers personal and commercial property casualty insurance in Argentina and savings and life products in the Philippines. Following is a summary of underwriting results for the international segment for the past three years (dollars in thousands):

	2002	% Change	2001	% Change	2000
Gross premiums written	$87,265	(48.8%)	$170,600	18.9%	$143,523
Net premiums written	79,313	(47.2%)	150,090	26.1%	118,981
Premiums earned	89,284	(36.6%)	140,909	31.3%	107,285
Underwriting loss	(4,935)		(2,854)		(4,095)
Loss ratio	54.2%		61.4%		62.1%
Expense ratio	51.3%		40.6%		41.7%
Combined ratio	105.5%		102.0%		103.8%

Gross premiums written in 2002 decreased by 48.8% compared with 2001. The decrease was a result of the devaluation of the Argentine peso and the discontinuance of life insurance business in Argentina. The expense ratio increased 10.7 percentage points to 51.3% as a result of costs relating to the withdrawal from the life insurance business in Argentina. (See Foreign Currency Gains and International Operations).

Discontinued The discontinued segment consists of regional personal lines and the alternative markets reinsurance, which were discontinued in 2001. Following is a summary of underwriting results for the discontinued segment for the past three years (dollars in thousands):

	2002	% Change	2001	% Change	2000
Gross premiums written	$ 19,355	(91.2%)	$ 219,680	(13.2%)	$253,149
Net premiums written	7,345	(96.2%)	193,629	(14.9%)	227,571
Premiums earned	51,317	(77.0%)	222,641	(0.1%)	222,830
Underwriting loss	(15,139)		(143,242)		(19,498)
Loss ratio	98.7%		131.4%		75.9%
Expense ratio	30.8%		33.0%		32.8%
Combined ratio	129.5%		164.4%		108.7%

Gross premiums written in 2002 decreased by 91.2% compared with 2001. At December 31, 2002, all remaining policies had expired. The 2002 loss ratio decreased 32.7 points to 98.7%. The 2001 underwriting results were impacted by a charge of $103 million to strengthen loss reserves.

Investments Following is a summary of investment activity for the past three years (dollars in thousands):

	2002	% Change	2001	% Change	2000
Net investment income	$ 187,875	(3.7%)	$ 195,021	(7.3%)	$ 210,448
Average invested assets	3,881,121	18.3%	3,279,830	7.7%	3,046,364
Annualized effective yield(1)	5.4%		6.3%		7.2%
Realized gains (losses)	15,214		(12,252)		7,535
Change in unrealized gains	124,188		31,277		109,273

(1) Represents net investment income (before interest on funds held) expressed as a percentage of average invested assets.

Net investment income in 2002 decreased 3.7% compared with 2001. Average invested assets increased 18.3% compared with 2001 as a result of cash flow from operations and the proceeds from secondary stock offerings in 2001 and 2002. The average yield on investments was 5.4% in 2002 compared with 6.3% in 2001. The lower yield in 2002 reflects the decrease in general interest rate levels as well as lower returns on the arbitrage trading account.

Realized investment gains and losses result from sales of securities and for provisions for other than temporary impairment in securities. In 2002, the Company recorded a charge of $19 million to reflect the impairment of certain securities, including $10 million related to Argentine sovereign bonds held by our subsidiary in Argentina. In 2001, the Company recorded a charge of $27 million to reflect the impairment of certain securities, including $18 million for Argentine sovereign bonds held by our subsidiary in Argentina. (See Foreign Currency Gains and International Operations).

Interest and other expenses Interest and other expenses represents interest expense, corporate expenses and other miscellaneous income and expenses. Interest and other expenses were $86 million in 2002 compared with $64 million in 2001. The increase reflects higher general and administrative expenses, including occupancy costs and accruals for incentive compensation.

Restructuring charge The restructuring charge of $3.2 million for 2001 was related to severance and other costs incurred in connection with the withdrawal from the regional personal lines business and the reorganization of certain other operations. The restructuring charge of $1.9 million for 2000 was related to severance and other costs incurred in connection with the reorganization of the reinsurance business.

Foreign currency gains and international operations

The Company owns 65% of Berkley International, LLC, which conducts insurance operations in Argentina and the Philippines. The international activities are reported in the Company's financial statements on a one quarter lag to facilitate the timely completion of the consolidated financial statements. During 2001 and 2002, Argentina experienced substantial economic disruption, including default on its sovereign bonds, severe currency devaluation, high unemployment and inflation, increasing fiscal deficits and declining central bank reserves.

As a result of these events, the Company ceased writing life insurance business in Argentina in early 2002 and began a process of liquidating its life insurance in-force. As of the balance sheet date, approximately three-quarters of such policies had been extinguished.

The International segment reported lower premiums and investment income in 2002 as a result of lower exchange rates for the Argentine peso. In addition, the Company's Argentine subsidiary reported net gains of $21.7 million in 2002 relating to foreign currency transactions and the settlement of life insurance contracts referred to above. The foreign currency transaction gain represents the net increase in the local currency value of assets (primarily cash and investments) and liabilities (primarily life insurance contracts) denominated in U.S. dollars following the devaluation of the Argentine peso. The gain on surrender of life insurance contracts represents the effect of the negotiated settlement of U.S. dollar life insurance contracts following the enactment of and in accordance with the Economic Emergency and Exchange Reform Law, which required that dollar contracts be converted to Argentine pesos.

The Company also reported an unrealized foreign exchange loss of $23.4 million ($15.2 million net of minority interest) in 2002 as a result of the translation of the net assets of its Argentine subsidiary to U.S. dollars. These unrealized foreign exchange losses are reported in other comprehensive income.

Following is a summary of international results for the past three years (dollars in thousands):

	2002	2001	2000
Underwriting loss	$ (4,935)	$ (2,854)	$ (4,095)
Investment income	5,325	13,993	9,636
Other income (expenses)	(2,147)	1,010	1,050
Realized investment losses	(12,389)	(18,989)	(567)
Foreign currency gains	21,856	758	829
Income (loss) before income taxes and minority interest	$ 7,710	$ (6,082)	$ 6,853

Income taxes and minority interest

The effective income tax rate was 32% in 2002, 37% in 2001 and 6% in 2000. The effective tax rate differs from the federal income tax rate of 35% primarily because of tax-exempt investment income. Tax-exempt investment income decreased the tax expense in 2002 and 2000 and increased the tax benefit in 2001. Minority interest represents the portion of the Company's international operations held by outside investors.

Liquidity and Capital Resources

Cash Flow Cash flow provided from operating activities (before increase in trading account securities) was $771 million in 2002, $210 million in 2001 and $76 million in 2000. The increase in cash flow in 2002 was primarily due to a higher level of premium collections and a lower paid loss ratio (paid losses expressed as a percentage of premium earned).

As a holding company, the Company derives cash from its subsidiaries in the form of dividends, tax payments and management fees. The Company uses cash to pay debt service, Federal income taxes, operating expenses and dividends. The Company also provides capital to its subsidiaries. Tax payments and management fees from the insurance subsidiaries are made under agreements which generally are subject to approval by state insurance departments. Maximum amounts of dividends that can be paid without regulatory approval are prescribed by statute. (See Note 14 of "Notes to Consolidated Financial Statements.")

The Company's subsidiaries are highly liquid, receiving substantial cash from premiums, investment income, service fees and proceeds from sales and maturities of portfolio investments. The principal outflows of cash are payments of claims, taxes, operating expenses and dividends.

Financing Activity In November 2002, the Company completed a secondary stock offering of 4.7 million shares of its common stock for which it received net proceeds of $167 million. During 2001, the Company completed two secondary stock offerings under which it issued 10.4 million shares of common stock and received net proceeds of $316 million.

In February 2002, the Company entered into a one year unsecured bank credit facility which provided for borrowing up to $25 million. The credit facility was not drawn upon and expired on February 27, 2003.

At December 31, 2002, the Company's outstanding debt was $366 million (face amount). The maturities of the debt are $61 million in 2003, $40 million in 2005, $100 million in 2006, $89 million in 2008 and $76 million in 2022. The Company also has $200 million (face amount) of trust preferred securities that mature in 2045.

At December 31, 2002, stockholders' equity was $1,335 million and total capitalization (stockholders' equity, long-term debt and trust preferred securities) was $1,896 million. The percentage of the Company's capital attributable to long-term debt decreased to 19% at December 31, 2002 from 25% at December 31, 2001.

During the first quarter of 2003, the Company issued $200 million (face amount) of ten year 5.875% senior notes and repaid $61 million of maturing debt.

Investments As part of its investment strategy, the Company establishes a level of cash and highly liquid short-term and intermediate-term securities which, combined with expected cash flow, is believed adequate to meet foreseeable payment obligations. The Company also attempts to maintain an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations.

The carrying value of the Company's investment portfolio as of December 31, 2002 and 2001 is as follows (amounts in millions):

	2002	2001
Cash and cash equivalents	$ 594,183	$ 534,087
Fixed maturity securities	3,511,522	2,455,790
Equity securities available for sale	205,372	105,789
Trading account(1)	306,836	506,008
Other investments	45,187	5,912
Total	$4,663,100	$3,607,586

(1) Represents trading account equity securities plus trading account receivables from brokers and clearing organizations less trading account equity securities sold but not yet purchased.

Fixed maturities The Company's investment policy with respect to fixed maturity securities is generally to purchase instruments with the expectation of holding them to their maturity. However, active management of the portfolio is considered necessary to maintain an approximate matching of assets and liabilities as well as to adjust the portfolio as a result of changes in financial market conditions and tax considerations. At December 31, 2002, the fixed maturities portfolio mix was as follows: U.S. Government securities and cash equivalents were 32% (35% in 2001); state and municipal securities were 25% (20% in 2001); corporate securities were 16% (19% in 2001); mortgage-backed securities were 23% (22% in 2001); and foreign bonds were 4% in 2002 and 2001.

Equity securities available for sale Equity securities available for sale represent primarily investments in common and preferred stocks of publicly traded real estate investment trusts (REITs).

Trading account The trading account is comprised of direct investments in merger arbitrage securities and investments in limited partnerships that specialize in merger arbitrage and convertible arbitrage strategies. Merger arbitrage, is the business of investing in the securities of publicly held companies which are the targets in announced tender offers and mergers. Convertible arbitrage is the business of investing in convertible securities with the goal of capitalizing on price differentials between these securities and their underlying equities. The Company reduced its trading account investment to $307 million at December 31, 2002 from $506 million at December 31, 2001.

Other investments Other investments primarily include the Company's 20.1% interest in Kiln plc, which was acquired in 2002 for approximately $29 million. Kiln plc is based in the U.K. and conducts international insurance and reinsurance underwriting through Lloyd's syndicates.

Market Risk The Company's market risk generally represents the risk of gain or loss that may result from the potential change in the fair value of the Company's investment portfolio as a result of fluctuations in prices and interest rates. In addition, the Company's international businesses and foreign securities are subject to currency exchange rate risk. As discussed above, the Company attempts to manage its interest rate risk by maintaining an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations.

The principal market risk for the Company's fixed maturity securities is interest rate risk. The Company uses various models and stress test scenarios to monitor and manage interest rate risk. The following table outlines the groups of fixed maturity securities and the components of the interest rate risk at December 31, 2002:

Group	Market Yield	Effective Duration	Fair Value (000's)
Cash and cash equivalents	1.00%	0.22	$ 594,183
U. S. Government securities	2.95	5.01	725,653
State and municipal	3.84	6.77	1,025,818
Corporate	6.41	5.25	674,904
Foreign	5.77	4.38	159,846
Mortgage-backed securities	5.19	4.99	947,055
Total	4.06%	4.77	$4,127,459

Duration is a common gauge of the price sensitivity of a fixed income portfolio to a change in interest rates. Based upon a pricing model, the Company determines the estimated change in fair value of the fixed maturity securities, assuming immediate parallel shifts in the treasury yield curve while keeping spreads between individual securities and treasury securities static. The fair value at specified levels at December 31, 2002 would be as follows:

Change in interest rates	Estimated Fair Value of Financial Instruments (000's)	Estimated Change in Fair Value (000's)
300 basis point rise	$3,628,110	$(499,439)
200 basis point rise	3,803,416	(324,133)
100 basis point rise	3,972,007	(155,542)
Base scenario	4,127,549	—
100 basis point decline	4,293,710	166,161
200 basis point decline	4,499,913	372,364
300 basis point decline	4,709,043	581,494

The estimated changes in fair value, based upon the above table, would be partially offset by the Company's liabilities if they were marked to market.

Arbitrage investing differs from other types of investments in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general stock market conditions. Potential changes in market conditions are also mitigated by the implementation of hedging strategies, including short sales. Additionally, the arbitrage positions are generally hedged against market declines by purchasing put options, selling call options or entering into swap contracts. The Company's merger arbitrage securities are primarily exposed to the completion of announced deals, which are subject to regulatory as well as political and other risks.

The Company's international businesses and foreign securities are subject to foreign currency risk. In order to mitigate foreign currency risks, the foreign subsidiaries maintain a portion of their investments in U. S. Dollar-denominated securities.

Federal and Foreign Income Taxes

The Company files a consolidated income tax return in the U.S. and foreign tax returns in the countries of its overseas operations. At December 31, 2002, the Company had a deferred tax asset of $213 million (which primarily relates to loss reserves and unearned premium reserves) and a deferred tax liability of $192 million (which primarily relates to deferred policy acquisition costs, unrealized investment gains and intangible assets). The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

Reinsurance

The Company follows the customary industry practice of reinsuring a portion of its exposures, paying to reinsurers a part of the premiums received on the policies it writes. Reinsurance is purchased principally to reduce net liability on individual risks and to protect against catastrophic losses. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance coverage. The Company monitors the financial condition of its reinsurers and attempts to place its coverages only with substantial, financially sound carriers.

The largest net amount retained on any one risk is $12 million for excess workers' compensation risks and $5 million for all other primary property casualty risks. The Company also maintains group catastrophe reinsurance that provides protection for losses above $6 million up to $55 million and contingency clash reinsurance that provides protection for losses above $2 million up to $20 million. In addition, the Company generally purchases facultative coverage for exposures or limits falling outside its treaty protection.

Effective January 1, 2001, the Company entered into a multi-year aggregate reinsurance agreement that provides two types of reinsurance coverage. The first type of coverage provides protection for individual losses on an excess of loss or quota share basis, as specified for each class of business covered by the agreement. The second type of coverage provides aggregate accident year protection for our reinsurance segment for loss and loss adjustment expenses incurred above a certain level. Loss recoveries are subject to annual limits and an aggregate limit over the contract period. The agreement contains a profit sharing provision under which the Company can recover a portion of premiums paid to the reinsurer if certain profit conditions are met.

Recent Developments

In March 2003, the Company announced that it intends to form a United Kingdom authorized insurance company. It is expected that the enterprise will be London-based and will specialize in principally U.K. domestic casualty risks. It is anticipated that the company will commence operations in the third quarter of 2003, subject to regulatory approval.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share data)

Years ended December 31,	2002	2001	2000
Revenues:			
Net premiums written	**$2,710,490**	$1,858,096	$1,506,244
Change in net unearned premiums	**(457,963)**	(177,627)	(15,230)
Premiums earned	**2,252,527**	1,680,469	1,491,014
Net investment income	**187,875**	195,021	210,448
Service fees	**86,095**	75,771	68,049
Realized investment gains (losses)	**15,214**	(12,252)	7,535
Foreign currency gains	**21,856**	758	829
Other income	**2,517**	2,030	3,412
Total revenues	**2,566,084**	1,941,797	1,781,287
Operating costs and expenses:			
Losses and loss expenses	**1,463,971**	1,380,500	1,094,411
Other operating costs and expenses	**797,205**	663,776	596,579
Interest expense	**45,475**	45,719	47,596
Restructuring charges	**—**	3,196	1,850
Total expenses	**2,306,651**	2,093,191	1,740,436
Income (loss) before income taxes	**259,433**	(151,394)	40,851
Income tax (expense) benefit	**(84,139)**	56,661	(2,451)
Income (loss) before minority interest	**175,294**	(94,733)	38,400
Minority interest	**(249)**	3,187	(2,162)
Net income (loss)	**$ 175,045**	$ (91,546)	$ 36,238
Earnings (loss) per share:			
Basic	**$ 3.44**	$ (2.09)	$ .94
Diluted	**$ 3.31**	$ (2.09)	$ .93

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share data)

December 31,	2002	2001
Assets		
Investments:		
Cash and cash equivalents	$ 594,183	$ 534,087
Fixed maturity securities	3,511,522	2,455,790
Equity securities available for sale	205,372	105,789
Equity securities trading account	165,642	211,291
Other Investments	45,187	5,912
Total Investments	4,521,906	3,312,869
Premiums and fees receivable	822,060	537,814
Due from reinsurers, net of funds withheld	734,687	716,398
Accrued investment income	46,334	35,926
Prepaid reinsurance premiums	164,284	103,667
Deferred policy acquisition costs	308,200	224,110
Real estate, furniture and equipment	135,468	118,344
Deferred Federal and foreign income taxes	20,585	99,921
Goodwill	59,021	59,021
Trading account receivable from brokers and clearing organizations	177,309	351,707
Other assets	41,449	73,732
Total Assets	$7,031,323	$5,633,509
Liabilities and Stockholders' Equity		
Liabilities:		
Reserves for losses and loss expenses	$3,210,632	$2,817,682
Unearned premiums	1,390,246	879,640
Due to reinsurers	184,912	139,322
Trading account securities sold but not yet purchased	36,115	56,990
Other liabilities	294,334	215,220
Debt	362,985	370,554
Total Liabilities	5,479,224	4,479,408
Trust preferred securities	198,251	198,210
Minority interest	18,649	24,296
Stockholders' equity:		
Preferred stock, par value $.10 per share:		
Authorized 5,000,000 shares, issued and outstanding – none	—	—
Common stock, par value $.20 per share:		
Authorized 80,000,000 shares, issued and outstanding, net of treasury shares, 55,223,448 and 49,860,774 shares	13,934	12,991
Additional paid-in capital	823,190	654,936
Retained earnings	623,651	467,185
Accumulated other comprehensive income	104,603	37,340
Treasury stock, at cost, 14,446,102 and 15,094,992 shares	(230,179)	(240,857)
Total Stockholders' Equity	1,335,199	931,595
Total Liabilities and Stockholders' Equity	$7,031,323	$5,633,509

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollars in thousands, except per share data)

Years ended December 31, 2002, 2001 and 2000

	Total stockholders' equity	Preferred and common stock and additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, December 31, 1999	$ 591,778	$338,921	$551,401	$(44,500)	$(254,044)
Net income	36,238	—	36,238	—	—
Change in other comprehensive income (loss)	63,871	—	—	63,871	—
Issuance of common shares	9,323	2,421	—	—	6,902
Purchase of treasury stock	(7,020)	—	—	—	(7,020)
Dividends to common stockholders ($.36 per share)	(13,294)	—	(13,294)	—	—
Balance, December 31, 2000	680,896	341,342	574,345	19,371	(254,162)
Net loss	(91,546)	—	(91,546)	—	—
Change in other comprehensive income (loss)	17,969	—	—	17,969	—
Issuance of common shares	340,892	326,585	—	—	14,307
Purchase of treasury stock	(1,002)	—	—	—	(1,002)
Dividends to common stockholders ($.36 per share)	(15,614)	—	(15,614)	—	—
Balance, December 31, 2001	931,595	667,927	467,185	37,340	(240,857)
Net income	175,045	—	175,045	—	—
Change in other comprehensive income (loss)	67,263	—	—	67,263	—
Issuance of common shares	179,946	169,197	—	—	10,749
Purchase of treasury stock	(71)	—	—	—	(71)
Dividends to common stockholders ($.36 per share)	(18,579)	—	(18,579)	—	—
Balance, December 31, 2002	$1,335,199	$837,124	$623,651	$104,603	$(230,179)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Dollars in thousands)

	2002	2001	2000
Net income (loss) attributable to common stockholders	**$175,045**	$(91,546)	$ 36,238
Other comprehensive income (loss)			
Unrealized holding gains on investment securities arising during the period, net of taxes of $37,964, $(7,328) and $(37,762)	**94,266**	15,299	70,129
Reclassification adjustment for realized investment and foreign currency (gains) losses included in net income (loss)	**(21,333)**	2,887	(5,436)
Change in unrealized foreign exchange (losses)	**(5,670)**	(217)	(822)
Other comprehensive income	**67,263**	17,969	63,871
Comprehensive income (loss)	**$242,308**	$(73,577)	$100,109

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

Years ended December 31,	**2002**	2001	2000
Cash flows provided by (used in) operating activities:			
Net income (loss) before minority interest	**$ 175,294**	$ (94,733)	$ 38,400
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:			
Increase in reserves for losses and loss expenses, net of due to/from reinsurers	**410,612**	336,141	69,417
Depreciation and amortization	**17,254**	17,625	21,700
Change in unearned premiums and prepaid reinsurance premiums	**448,221**	178,505	14,974
Change in premiums and fees receivable	**(278,372)**	(153,175)	(35,356)
Change in Federal and foreign income taxes	**67,219**	(71,142)	2,138
Change in deferred policy acquisition costs	**(84,090)**	(40,882)	(13,883)
Realized investment and foreign currency (gains) losses	**(37,070)**	11,494	(8,364)
Other, net	**51,974**	26,084	(12,692)
Net cash provided by operating activities before increase in trading account securities	**771,042**	209,917	76,334
Change in trading account securities	**188,068**	(57,973)	(89,609)
Net cash provided by (used in) operating activities	**959,110**	151,944	(13,275)
Cash flows provided by (used in) investing activities:			
Proceeds from sales, excluding trading account:			
Fixed maturity securities	**662,144**	532,861	725,961
Equity securities	**71,688**	64,038	48,079
Proceeds from maturities and prepayments of fixed maturity securities	**291,031**	189,961	142,636
Cost of purchases, excluding trading account:			
Fixed maturity securities	**(1,837,114)**	(933,084)	(773,804)
Equity securities	**(206,238)**	(82,509)	(70,988)
Proceeds (cost) of acquired/sold companies, net of acquired cash and invested cash	**(2,053)**	3,215	2,187
Net additions to real estate, furniture and equipment	**(36,570)**	(22,076)	(7,529)
Other, net	**26,722**	11,303	1,176
Net cash provided by (used in) investing activities	**(1,030,390)**	(236,291)	67,718
Cash flows provided by (used in) financing activities:			
Net proceeds from stock offering	**166,960**	315,840	—
Net proceeds from stock options exercised	**12,986**	25,052	9,324
Repurchase of long-term debt	**(8,000)**	—	(25,000)
Net change in short-term debt	**—**	(10,000)	(25,000)
Cash dividends to common stockholders	**(17,872)**	(14,707)	(12,701)
Purchase of common treasury shares	**(71)**	(1,002)	(7,020)
Other, net	**(22,627)**	(5,880)	(389)
Net cash provided by (used in) financing activities	**131,376**	309,303	(60,786)
Net increase (decrease) in cash and cash equivalents	**60,096**	224,956	(6,343)
Cash and cash equivalents at beginning of year	**534,087**	309,131	315,474
Cash and cash equivalents at end of year	**$ 594,183**	$534,087	$309,131
Supplemental disclosure of cash flow information:			
Interest paid on debt	**$ 45,447**	$ 45,241	$ 48,053
Federal income taxes (received) paid	**$ 19,381**	$ 10,644	$ (1,079)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2002, 2001 and 2000

(1) Summary of Significant Accounting Policies

(A) Principles of consolidation and basis of presentation

The consolidated financial statements, which include the accounts of W. R. Berkley Corporation and its subsidiaries (the "Company"), have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany transactions and balances have been eliminated. Reclassifications have been made in the 2001 and 2000 financial statements to conform them to the presentation of the 2002 financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the revenues and expenses reflected during the reporting period. Actual results could differ from those estimates. The international segment's activities are reported in the Company's financial statements on a one quarter lag to facilitate the timely completion of the consolidated financial statements.

(B) Revenue recognition

Premiums written are recorded at the inception of the policy. Reinsurance premiums written are estimated based upon information received from ceding companies and subsequent differences arising on such estimates are recorded in the period they are determined. Insurance premiums are earned ratably over the term of the policy. Fees for service are earned over the contract period.

(C) Cash equivalents

Cash equivalents consist of funds invested in money market accounts and investments with a maturity of three months or less when purchased.

(D) Investments

The Company has classified its investments into three categories. Securities that the Company has the positive intent and ability to hold to maturity are classified as "held to maturity" and reported at amortized cost. Securities which the Company purchased with the intent to sell in the near-term are classified as "trading" and are reported at estimated fair value, with unrealized gains and losses reflected in the statement of operations. The remaining securities are classified as "available for sale" and carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as a component of comprehensive income (loss) and a separate component of stockholders' equity. Fair value is generally determined using published market values.

Realized gains or losses represent the difference between the cost of securities sold and the proceeds realized upon sale. The cost of securities is adjusted where appropriate to include a provision for significant decline in value which is considered to be other than temporary. An other than temporary decline is considered to occur in investments where there has been a sustained reduction in market value and there are no mitigating circumstances. The Company uses the specific identification method where possible, and the first-in, first-out method in other instances, to determine the cost of securities sold. Realized gains or losses, including any provision for decline in value, are included in the statement of operations.

Other investments consist of the Company's 20.1% interest in Kiln plc and its interests in certain investment funds and limited partnerships. Other investments are carried under the equity method of accounting. Under this method, the Company reports its share of the income or loss from such investments in its result for the period.

(E) Trading account

Assets and liabilities related to direct investments in arbitrage securities and investments in arbitrage-related limited partnerships are classified as trading account securities. Long portfolio positions and partnership interests are presented in the balance sheet as equity securities trading account. Short sales and short call options are presented as trading securities sold but not yet purchased. Unsettled trades and the net margin balances held by the clearing broker are presented as trading account receivable from brokers and clearing organizations. The Company's trading account portfolio is recorded at fair value. Realized and unrealized gains and losses from trading activity are reported as net investment income.

(F) Per share data

All share data have been retroactively adjusted to reflect a three-for-two common stock split which was effected on July, 2, 2002. Basic per share data is based upon the weighted average number of shares outstanding during the year. Diluted per share data reflects the potential dilution that would occur if employee stock-based compensation plans were exercised. Shares issued in connection with loans to shareholders are excluded from basic per share data. There were no such loans as of December 31, 2002.

(G) Deferred policy acquisition costs

Acquisition costs (primarily commissions and premium taxes) incurred in writing insurance and reinsurance business are deferred and amortized ratably over the terms of the related contracts. Deferred policy acquisition costs are limited to the amounts estimated to be recoverable from the applicable unearned premiums and the related anticipated investment income by giving effect to anticipated losses, loss expenses and other expenses necessary to maintain the contracts in force.

(H) Reserves for losses and loss expenses

Reserves for losses and loss expenses are an accumulation of amounts determined on the basis of (1) evaluation of claims for business written directly by the Company; (2) estimates received from other companies for reinsurance assumed; and (3) estimates for losses incurred but not reported (based on Company and industry experience). These estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in results of operations in the period in which they are determined. The Company discounts its reserves for excess and assumed workers' compensation claims using a risk-free or statutory rate. (See Note 9 of Notes to Consolidated Financial Statements.)

(I) Reinsurance ceded

Ceded unearned premiums are reported as prepaid reinsurance premiums and estimated amounts of reinsurance recoverable on unpaid losses are included in due from reinsurers. To the extent any reinsurer does not meet its obligations under reinsurance agreements, the Company must discharge the liability. Amounts due from reinsurers are reflected net of funds held where the right of offset is present. The Company has provided reserves for estimated uncollectible reinsurance.

(J) Federal and foreign income taxes

The Company files a consolidated income tax return in the U.S. and foreign tax returns in each of the countries in which it has overseas operations.

The Company's method of accounting for income taxes is the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are measured using tax rates currently in effect or expected to apply in the years in which those temporary differences are expected to reverse.

(K) Stock options

The Company has a stock-based employee compensation plan, which is described more fully in Note 19. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	2002	2001	2000
Net income (loss), as reported	$175,045	$(91,546)	$36,238
Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(4,534)	(3,008)	(2,907)
Pro forma net income (loss)	170,511	(94,554)	33,331
Earnings per share:			
Basic-as reported	3.44	(2.09)	.94
Basic-pro forma	3.35	(2.16)	.87
Diluted-as reported	3.31	(2.09)	.93
Diluted-pro forma	3.22	(2.16)	.85

The fair value of the options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2002 and 2001, respectively: (a) dividend yield of 1%, (b) expected volatility of 26.8%, (c) risk-free interest rates of 4.89% and 5.01% and (d) expected life of 7.16 years.

Effective January 1, 2003, the Company adopted the fair value recognition provisions of Statement 123. These provisions will be applied prospectively to all employee awards granted, modified, or settled on or after January 1, 2003.

(L) Foreign currency
Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in the statement of operations. Unrealized gains or losses (losses of $10,061,000 and $4,391,000 as of December 31, 2002 and 2001, respectively) resulting from translating the results of non-U.S. dollar denominated operations and investment securities are reported as accumulated other comprehensive income. Revenues and expenses denominated in currencies other than U.S. dollars are translated at the weighted average exchange rate during the year. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.

(M) Real estate, furniture and equipment
Real estate, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the estimated useful lives of the respective assets. Depreciation expense was $19,426,000, $16,349,000 and $17,704,000 for 2002, 2001 and 2000, respectively.

(N) Comprehensive Income (loss)
Comprehensive income (loss) encompasses all changes in stockholders' equity (except those arising from transactions with stockholders) and includes net income, net unrealized gains or losses on available-for-sale securities and unrealized foreign currency translation adjustments.

(O) Goodwill and other intangible assets
The Company adopted FASB Statement No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. Under Statement 142, goodwill is no longer amortized and is evaluated periodically for other than temporary declines in value. The Company also adopted FASB Statement No. 141, "Business Combinations," effective January 1, 2002. In accordance with Statement 141, the Company reclassified $5 million of intangible assets, net of accumulated amortization, from goodwill to other assets as of January 1, 2002. The December 31, 2001 consolidated balance sheet was changed to reflect this reclassification. A reconciliation of the reported net income (loss) to adjusted net income (loss) had Statement 142 and Statement 141 been applied as of January 1, 2000 follows (amount in thousands, except per share data):

	2001	2000
Net income (loss)	$(91,546)	$36,238
Add back goodwill amortization (net of tax)	3,686	2,816
Adjusted net income (loss)	(87,860)	39,054
Earnings (loss) per share:		
Basic-as reported	(2.09)	0.94
Basic-pro forma	(2.01)	1.02
Diluted-as reported	(2.09)	0.93
Diluted-pro forma	(2.01)	1.00

(P) Recent accounting pronouncements
In June 2002, the FASB issued Statement No. 146, "Accounting for Cost Associated with Exit or Disposal Activities", which is effective for exit and disposal activities that are initiated after December 31, 2002. The adoption of Statement 146 will not have a material impact on the Company's results of operations or financial condition.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation 46 requires variable interest entities to be consolidated by their primary beneficiaries. The adoption of Interpretation 46 will not have a material impact on the Company's financial condition or results of operations.

(2) Acquisitions and Asset Sales

During 2002, 2001 and 2000, business acquisitions were completed for an aggregate consideration of approximately $3,730,000, $3,780,000 and $338,000, respectively. The acquisitions were accounted for as purchases and, accordingly, the results of operations of the companies have been included from the respective dates of acquisition. Pro forma results of operations have been omitted as such effects are not significant.

Net assets of the acquired companies for 2002, 2001 and 2000 were as follows: goodwill of $44,000, $1,151,000 and $47,000; and other net assets of $3,774,000, $4,931,000 and $385,000, respectively.

During 2001, the Company reported a realized gain of $554,000 from the sale of inactive companies. During 2000, the Company sold the assets of All American Agency Facilities Inc. ("All American"), a managing general agency, and reported a realized gain of $3,179,000. All American's revenues and operating profits (losses) were $1,819,000 and $(638,000) in 2000, and $7,480,000 and $381,000 in 1999.

(3) Investments in fixed maturity securities

At December 31, 2002 and 2001, investments in fixed maturity securities were as follows:

(Dollars in thousands)

Type of investment	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Carrying value
December 31, 2002					
Held to maturity:					
State and municipal	$ 54,600	$ 9,018	$ (101)	$ 63,517	$ 54,600
Corporate	6,384	875	—	7,259	6,384
Mortgage-backed securities	144,872	11,968	(6)	156,834	144,872
Total held to maturity	205,856	21,861	(107)	227,610	205,856
Available for sale:					
United States Government and government agency	679,323	46,330	—	725,653	725,653
State and municipal	918,534	44,498	(731)	962,301	962,301
Corporate	629,639	43,804	(5,798)	667,645	667,645
Mortgage-backed securities	752,148	40,240	(2,167)	790,221	790,221
Foreign	150,349	9,879	(382)	159,846	159,846
Available for sale	3,129,993	184,751	(9,078)	3,305,666	3,305,666
Total investment in fixed maturity securities	$3,335,849	$206,612	$ (9,185)	$3,533,276	$3,511,522
December 31, 2001					
Held to maturity:					
State and municipal	$ 48,618	$ 4,438	$ (155)	$ 52,901	$ 48,618
Corporate	11,331	790	—	12,121	11,331
Mortgage-backed securities	96,515	6,022	—	102,537	96,515
Total held to maturity	156,464	11,250	(155)	167,559	156,464
Available for sale:					
United States Government and government agency	506,067	22,282	(1,726)	526,623	526,623
State and municipal	540,081	12,936	(5,358)	547,659	547,659
Corporate	537,680	18,604	(4,472)	551,812	551,812
Mortgage-backed securities	551,082	13,843	(3,240)	561,685	561,685
Foreign	106,411	5,617	(481)	111,547	111,547
Total available for sale	2,241,321	73,282	(15,277)	2,299,326	2,299,326
Total investment in fixed maturity securities	$2,397,785	$ 84,532	$(15,432)	$2,466,885	$2,455,790

The amortized cost and fair value of fixed maturity securities at December 31, 2002, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations:

(Dollars in thousands)

	Cost	Fair value
Due in one year or less	$ 107,770	$ 109,117
Due after one year through five years	556,988	595,627
Due after five years through ten years	849,023	897,647
Due after ten years	925,048	983,829
Mortgage-backed securities	897,020	947,056
Total	$3,335,849	$3,533,276

At December 31, 2002 and 2001, there were no investments, other than investments in United States government securities, which exceeded 10% of stockholders' equity. At December 31, 2002, investments with a carrying value of $218 million were on deposit with state insurance departments as required by state laws; investments with a carrying value of $22 million were held in trust for policyholders; and investments with a carrying value of $31 million were deposited at Lloyd's in support of underwriting activities. The Company had contingent liabilities regarding irrevocable undrawn letters of credit supporting reinsurance business of $22 million at December 31, 2002. The Company has pledged investments with a carrying value of $31 million as collateral to support this commitment.

(4) Investments in Equity Securities Available for Sale

At December 31, 2002 and 2001, investments in equity securities were as follows:

(Dollars in thousands)

Type of investment	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Carrying value
December 31, 2002					
Common stocks	$103,576	$3,606	$(5,570)	$101,612	$101,612
Preferred stocks	99,812	4,626	(678)	103,760	103,760
Total	203,388	8,232	(6,248)	205,372	205,372
December 31, 2001					
Common stocks	25,819	3,587	(502)	28,904	28,904
Preferred stocks	73,867	3,485	(467)	76,885	76,885
Total	$ 99,686	$7,072	$ (969)	$105,789	$105,789

(5) Trading Account

At December 31, 2002 and 2001, the arbitrage trading account was as follows:

(Dollars in thousands)

Type of investment	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Carrying value
December 31, 2002					
Direct equity securities	$ 72,217	$ 890	$(3,373)	$ 69,734	$ 69,734
Arbitrage-related partnerships	95,908	—	—	95,908	95,908
Total equity securities trading account	168,125	890	(3,373)	165,642	165,642
Receivables from brokers	177,309	—	—	177,309	177,309
Securities sold but not yet purchased	(38,347)	2,870	(638)	(36,115)	(36,115)
Total trading account	$307,087	$3,760	$(4,011)	$306,836	$306,836
December 31, 2001					
Direct equity securities	$117,891	$2,951	$(4,881)	$115,961	$115,961
Arbitrage-related partnerships	95,330	—	—	95,330	95,330
Total equity securities trading account	213,221	2,951	(4,881)	211,291	211,291
Receivables from brokers	351,707	—	—	351,707	351,707
Securities sold but not yet purchased	(58,331)	3,482	(2,141)	(56,990)	(56,990)
Total trading account	$506,597	$6,433	$(7,022)	$506,008	$506,008

The primary focus of the trading account is merger and convertible arbitrage. Merger arbitrage is the business of convertible investing in the securities of publicly held companies that are the targets in announced tender offers and mergers. Convertible arbitrage is the business of investing in convertible securities with the goal of capitalizing on price differences between their securities and their underlying equities. Arbitrage investing differs from other types of investments in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general financial market conditions. Potential changes in market conditions are also mitigated by the implementation of hedging strategies, including short sales.

The arbitrage positions are generally hedged against market declines by purchasing put options, selling call options or entering into swap contracts. Therefore, just as long portfolio positions may incur losses during market declines, hedge positions may also incur losses during market advances. As of December 31, 2002, the notional amount of long option contracts outstanding was $17,230,000 and of short option contracts outstanding was $17,806,000.

(6) Other Investments

Other investments include the Company's 20.1% interest in Kiln plc, which was acquired in 2002 for approximately $29 million. Kiln plc is based in the U.K. and conducts international insurance and reinsurance underwriting through Lloyd's syndicates. The Company's investment in Kiln plc is reported under the equity method of accounting. The Company's share of the earnings of Kiln plc is reported on a one quarter lag in order to facilitate the timely completion of the consolidated financial statements. The equity in earnings of Kiln plc was $687,000 for the year ended December 31, 2002. The Company also entered into qualifying quota share reinsurance agreements with two Lloyd's syndicates managed by Kiln plc. Net premiums written under these quota share agreements were $121 million in 2002.

(7) Investment Income

Investment income consists of the following:

(Dollars in thousands)	2002	2001	2000
Investment income earned on:			
Fixed maturity securities	$182,762	$162,751	$152,765
Equity securities available for sale	12,552	6,754	6,448
Trading account[a]	3,425	16,604	40,131
Other investments	4,409	2,952	2,651
Cash and cash equivalents	5,899	14,715	14,771
Other	1,853	2,880	3,189
Gross investment income	210,900	206,656	219,955
Interest on funds held under reinsurance treaties and investment expenses	(23,025)	(11,635)	(9,507)
Net investment income	$187,875	$195,021	$210,448

(a) Investment income earned from net trading account activity includes realized and unrealized gains and losses. Unrealized trading losses were $1,155,000 and $2,519,000 for 2002 and 2001, respectively, and unrealized trading gains were $1,899,000 for 2000.

(8) Realized gains and losses

Realized gains (losses) and the change in difference between fair value and cost of investments, before applicable income taxes, are as follows:

(Dollars in thousands)	2002	2001	2000
Realized gains (losses):			
Fixed maturity securities[a]	$ 27,446	$ 6,706	$ (2,573)
Equity securities	6,603	7,755	9,420
Provision for other than temporary impairment[b]:			
Fixed maturity securities	(16,155)	(26,511)	(3,299)
Equity securities	(2,680)	(109)	—
Other	—	(93)	3,987
	15,214	(12,252)	7,535
Change in difference between fair value and cost of investments, not including trading securities:			
Fixed maturity securities	128,327	32,452	108,938
Equity securities	(4,139)	(1,175)	335
	124,188	31,277	109,273
Total	$139,402	$19,025	$116,808

(a) During 2002, 2001 and 2000, gross gains of $39,494,000, $13,033,000 and $11,586,000, respectively, and gross losses of $12,048,000, $6,327,000 and $14,159,000, respectively, were realized.

(b) The 2002 provision for other than temporary impairment reflected a second quarter charge of $10 million for Argentine sovereign bonds (see note 21) and a fourth quarter charge of $9 million for other investments, including $6 million of securities issued by Dynegy Inc. The 2001 provision for other then temporary impairment reflected the write-down of Argentine sovereign bonds and other securities.

(9) Reserves for Losses and Loss Expenses

The table below provides a reconciliation of the beginning and ending reserve balances on a gross of reinsurance basis:

(Dollars in thousands)	2002	2001	2000
Net reserves at beginning of year	$2,033,293	$1,818,049	$1,723,865
Net provision for losses and loss expenses:[a]			
Claims occurring during the current year	1,288,071	1,140,622	1,047,060
Increase (decrease) in estimates for claims occurring in prior years	173,732	211,344	14,042
Net decrease (increase) in discount for prior years	(4,549)	8,717	11,530
	1,457,254	1,360,683	1,072,632
Net payments for claims			
Current year	373,541	443,802	394,401
Prior years	793,765	701,637	584,047
	1,167,306	1,145,439	978,448
Net reserves at end of year	2,323,241	2,033,293	1,818,049
Ceded reserves at end of year	844,684	730,557	657,756
Gross reserves at end of year	3,167,925	2,763,850	2,475,805
Policyholder benefits on life insurance contracts	42,707	53,832	58,112
	$3,210,632	$2,817,682	$2,533,917

[a] The net provision for loss and loss expenses excludes changes in reserves for policyholder benefits on life insurance contracts of $6,717,000, $19,817,000 and $21,779,000 as of December 31, 2002, 2001 and 2000,respectively.

Net losses and loss expenses for 2002 were impacted by $173,732,000 of prior year reserve increases principally in the reinsurance and specialty segments. The increase in prior year reinsurance reserves related to the 1998 to 2000 underwriting years, primarily for workers' compensation and fidelity and surety lines. The increase in prior year specialty reserves was due primarily to professional liability business written in the 1999 to 2000 underwriting years, including nursing homes, directors and officers and lawyers liability. Loss and loss adjustment expenses for 2001 were impacted by $211,344,000 of prior year reserve development primarily as a result of reserve increases for the discontinued alternative markets reinsurance division and the treaty reinsurance business.

The Company discounts its liabilities for excess and assumed workers' compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company's loss payout experience and is supplemented with data compiled from insurance companies writing similar business. Changes in the expected loss and loss expense payout pattern are recorded in the period they are determined. The liabilities for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve for non-proportional business, and at the statutory rate for proportional business. The discount rates range from 3.9% to 6.5% with a weighted average discount rate of 5.3%. The aggregate net discount, after reflecting the effects of ceded reinsurance, is $293,000,000, $243,000,000 and $223,000,000 at December 31, 2002, 2001 and 2000, respectively. For statutory purposes, the Company uses a discount rate of 3.9% as permitted by the Department of Insurance of the State of Delaware.

To date, known asbestos and environmental claims at the insurance company subsidiaries have not had a material impact on the Company's operations. Environmental claims have not materially impacted the Company because its subsidiaries generally did not insure larger industrial companies which are subject to significant environmental exposures.

The Company's net reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $28,509,000 and $24,794,000 at December 31, 2002 and 2001, respectively. The Company's gross reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $47,637,000 and $43,405,000 at December 31, 2002 and 2001, respectively. Net incurred losses and loss expenses (recoveries) for reported asbestos and environmental claims were approximately $6,652,000, $(4,503,000) and $1,602,000 in 2002, 2001 and 2000, respectively. Net paid losses and loss expenses were approximately $2,938,000, $125,000, and $3,123,000 in 2002, 2001 and 2000, respectively. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make an actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.

(10) Reinsurance Ceded

The Company reinsures a portion of its exposures principally to reduce net liability on individual risks and to protect against catastrophic losses. The following amounts arising under reinsurance ceded contracts have been deducted in arriving at the amounts reflected in the statement of operations:

(Dollars in thousands)	2002	2001	2000
Ceded premiums earned:			
Aggregate reinsurance agreement:			
Individual losses	$ 84,238	$ 16,585	$ —
Aggregate losses	25,000	30,000	—
Total	109,238	46,585	—
Other reinsurance contracts	346,023	299,574	301,835
	$455,261	$346,159	$301,835
Ceded losses incurred:			
Aggregate reinsurance agreement:			
Individual losses	$ 49,164	$ 5,441	$ —
Aggregate losses	45,000	54,000	—
Total	94,164	59,441	—
Other reinsurance contracts	241,162	274,470	267,804
	$335,326	$333,911	$267,804

Effective January 1, 2001, the Company entered into a multi-year aggregate reinsurance agreement that provides two types of reinsurance coverage. The first type of coverage provides protection for individual losses on an excess of loss or quota share basis, as specified for each class of business covered by the agreement. The second type of coverage provides aggregate accident year protection for our reinsurance segment for loss and loss adjustment expenses incurred above a certain level. Loss recoveries are subject to annual limits and an aggregate limit over the contract period. The agreement contains a profit sharing provision under which the Company can recover a portion of premiums paid to the reinsurer if certain profit conditions are met. Based on its estimate of expected profits under the contract, the Company accrued return premiums of $20 million in 2002 (none in 2001). As of December 31, 2002, funds held by the Company under the aggregate reinsurance agreement exceeded the amount recoverable from the reinsurer for losses and loss adjustment expenses.

Certain of the Company's reinsurance agreements, including the aggregate reinsurance agreement, are structured on a funds held basis, whereby the Company retains some or all of the ceded premiums in a separate account that is used to fund ceded losses as they become due from the reinsurance company. Interest is credited to reinsurers for funds held on their behalf at rates ranging from 7.0% to 8.9% of the account balances, as defined under the agreements. Interest credited to reinsurers, which is reported as a reduction of net investment income, was $21 million in 2002, $12 million in 2001 and $10 million in 2000.

(11) Debt

Debt consists of the following:

(Dollars in thousands)			2002		2001
Description	Rate	Maturity	Face Value	Carrying Value	Carrying Value
Senior Subordinated Notes	6.50%	January 1, 2003	$ 35,793	$ 35,793	$ 35,793
Senior Notes	6.71%	March 4, 2003	25,000	24,997	24,976
Note Payable	(a)	January 1, 2002	—	—	8,000
Current Installments Due			60,793	60,790	68,769
Senior Notes	6.375%	April 15, 2005	40,000	39,919	39,885
Senior Notes	6.25%	January 15, 2006	100,000	99,566	99,442
Senior Notes	9.875%	May 15, 2008	88,800	87,010	86,774
Senior Debentures	8.70%	January 1, 2022	76,503	75,700	75,684
			$366,096	$362,985	$370,554

(a) Floating rate equal to Libor plus 50 basis points.

The difference between the face value of debt and the carrying value is unamortized discount. All of this outstanding debt is not redeemable until maturity.

During the first quarter of 2003, the Company issued $200 million (face amount) of ten year 5.875% senior notes and repaid $61 million of maturing debt.

(12) Trust Preferred Securities

The Company-obligated mandatorily redeemable preferred securities of a subsidiary trust holding solely junior subordinated debentures ("Trust Preferred Securities") were issued by the W.R. Berkley Capital Trust ("the Trust") in 1996. All of the common securities of the Trust are owned by the Company. The sole assets of the Trust are $210,000,000 aggregate principal amount of 8.197% Junior Subordinated Debentures due December 15, 2045, issued by the Company (the "Junior Subordinated Debentures"). The Company's guarantee of payments of cash distributions and payments on liquidation of the Trust and redemption of the Trust Preferred Securities, when taken together with the Company's obligations under the Trust Agreement under which the Trust Preferred Securities were issued, the Junior Subordinated Debentures and the Indenture under which the Junior Subordinated Debentures were issued, including its obligations to pay costs, expenses, debts and liabilities of the Trust (other than with respect to the Trust Preferred Securities), provide a full and unconditional guarantee of the Trust's obligations under the Trust Preferred Securities. The Company records the preferential cumulative cash dividends arising from the payments of interest on the Junior Subordinated Debentures as interest expense in its consolidated statement of operations.

The Trust Preferred Securities are subject to mandatory redemption in a like amount (i) in whole but not in part, on the stated maturity date, upon repayment of the Junior Subordinated Debentures, (ii) in whole but not in part, at any time contemporaneously with the optional prepayment of the Junior Subordinated Debentures by the Company upon the occurrence and continuation of a certain event and (iii) in whole or in part, on or after December 15, 2006, contemporaneously with the optional prepayment by the Company of Junior Subordinated Debentures. The liability for Trust Preferred Securities is reported net of $10 million (face amount) of Trust Preferred Securities owned by a subsidiary of the Company.

(13) Federal and Foreign Income Taxes

Federal and foreign income tax expense (benefit) consists of:

(Dollars in thousands)	2002	2001	2000
Current expense	$44,694	$ 2,068	$2,574
Deferred expense (benefit)	39,445	(58,729)	(123)
Total expense (benefit)	$84,139	$(56,661)	$ 2,451

A reconciliation of Federal and foreign income tax expense (benefit) and the amounts computed by applying the Federal and foreign income tax rate of 35% to pre-tax income are as follows:

(Dollars in thousands)	2002	2001	2000
Computed "expected" tax expense (benefit)	$90,802	$(52,988)	$14,298
Tax-exempt investment income	(9,051)	(8,045)	(13,543)
Change in valuation allowance	(3,275)	3,100	—
Other, net	5,663	1,272	1,696
Total expense (benefit)	$84,139	$(56,661)	$ 2,451

At December 31, 2002 and 2001, the tax effects of differences that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

(Dollars in thousands)	2002	2001
Deferred Tax Asset		
Loss reserve discounting	$97,522	$74,952
Unearned premiums	85,535	52,844
Net operating loss carryforward	1,773	53,005
Alternative minimum tax credit carryforward	11,510	28,420
Other	23,104	18,362
Gross deferred tax asset	219,444	227,583
Less valuation allowance	(6,825)	(10,100)
Deferred tax asset	212,619	217,483
Deferred Tax Liability		
Amortization of intangibles	7,844	7,766
Deferred policy acquisition costs	107,135	76,090
Deferred taxes on unrealized investment gains	59,898	18,238
Depreciation	8,318	7,790
Other	8,839	7,678
Deferred tax liability	192,034	117,562
Net deferred tax asset	$ 20,585	$ 99,921

Federal income tax expense (benefit) applicable to realized investment gains (losses) was $13,817,000, $(2,478,000), $2,928,000 in 2002, 2001 and 2000, respectively. The Company had a current income tax payable of $8,314,000 at December 31, 2002 and a current income tax receivable of $16,179,000 at December 31, 2001. At December 31, 2002, the Company had foreign net operating loss carryforwards of $5,066,000, which expire from 2002 and 2006. The net change in the valuation allowance is primarily related to the foreign net operating loss carryforwards. The Company's tax returns through December 31, 2000 have been reviewed by the Internal Revenue Service.

The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future current operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this net asset.

(14) Dividends from Subsidiaries and Statutory Financial Information

The Company's insurance subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. During 2002, the maximum amount of dividends which can be paid without such approval is approximately $120 million.

Combined net income (loss) and policyholders' surplus of the Company's consolidated insurance subsidiaries, as determined in accordance with statutory accounting practices, are as follows:

(Dollars in thousands)	2002	2001	2000
Net income (loss)	$ 192,845	$(130,630)	$ 56,694
Policyholders' surplus	$ 1,275,302	$ 928,367	$862,994

In 2001, the The National Association of Insurance Commissioners ("NAIC") codified statutory accounting practices. The impact of these changes was an increase of $58 million to our policyholders' surplus. The significant variances between statutory accounting practices and GAAP are that for statutory purposes, bonds are carried at amortized cost, acquisition costs are charged to operations as incurred, deferred Federal income taxes are subject to limitations, excess and assumed workers compensation reserves are discounted at a 3.9% rate and certain assets designated as "non-admitted assets" are charged against surplus.

The NAIC has risk-based capital ("RBC") requirements that require insurance companies to calculate and report information under a risk-based formula which measures statutory capital and surplus needs based on a regulatory definition of risk in a company's mix of products and its balance sheet. All of the Company's insurance subsidiaries have an RBC amount above the authorized control level RBC, as defined by the NAIC.. The Company has guaranteed that RBC levels of certain subsidiaries will remain above their authorized control levels.

(15) Stockholders' Equity

Common equity The weighted average number of shares used in the computation of basic earnings per share was 50,885,000, 43,708,000 and 38,448,000 for 2002, 2001 and 2000, respectively. The weighted average number of shares used in the computations of diluted earnings per share was 52,923,000, 45,833,000, and 38,987,000 for 2002, 2001 and 2000, respectively. Treasury shares have been excluded from average outstanding shares from the date of acquisition. The difference in calculating basic and diluted earnings per share is attributable entirely to the dilutive effect of stock-based compensation plans.

Changes in shares of common stock outstanding, net of treasury shares, are as follows:

(in thousands)	2002	2001	2000
Balance, beginning of year	49,861	38,484	38,426
Shares issued	5,365	11,404	508
Shares repurchased	(3)	(27)	(450)
Balance, end of year	55,223	49,861	38,484

On May 11, 1999, the Company declared a dividend distribution of one Right for each outstanding share of common stock. Each Right entitles the holder to purchase a unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $120 per unit (subject to adjustment) upon the occurrence of certain events relating to potential changes in control of the Company. The Rights expire on May 11, 2009, unless earlier redeemed by the Company as provided in the Rights Agreement.

(16) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2002 and 2001:

(Dollars in thousands)	2002 Carrying amount	2002 Fair value	2001 Carrying amount	2001 Fair value
Investments	$4,663,100	$4,684,854	$3,607,586	$3,618,681
Long-term debt	362,985	397,849	370,554	384,431
Trust preferred securities	198,251	187,036	198,210	180,146

The estimated fair value of investments is based on quoted market prices as of the respective reporting dates. The fair value of the long-term debt and the trust preferred securities are based on rates available for borrowings similar to the Company's outstanding debt as of the respective reporting dates.

(17) Lease Obligations

The Company and its subsidiaries use office space and equipment under leases expiring at various dates through September 1, 2004. These leases are considered operating leases for financial reporting purposes. Some of these leases have options to extend the length of the leases and contain clauses for cost of living, operating expense and real estate tax adjustments. Rental expense was approximately: $17,586,000, $18,021,000 and $16,580,000 for 2002, 2001 and 2000, respectively. Future minimum lease payments (without provision for sublease income) are $13,797,000 in 2003; $9,984,000 in 2004; $7,693,000 in 2005; and $21,956,000 thereafter.

(18) Commitments, Litigation and Contingent Liabilities

The Company's subsidiaries are regularly engaged in the defense of claims arising out of the conduct of the insurance business. The Company does not believe that such litigation, individually or in the aggregate, will have a material effect on its financial condition or results of operations.

A subsidiary of the Company has a pending arbitration proceeding pertaining to the interpretation of the contract terms in two reinsurance agreements. As of December 31, 2002, the reinsurer's interpretation of the contract terms would reduce the recoverable from the reinsurer by $4 million for paid losses and $46 million for unpaid losses. Although the ultimate outcome of this matter cannot be determined, management believes that the Company's interpretation of this contract is correct and intends to vigorously pursue this matter in arbitration.

There are two pending arbitrations pertaining to reinsurance contract coverage issues where a subsidiary of the Company is the assuming reinsurer. The Company's estimates of the cost of settling its insurance and reinsurance claims, including claims in arbitrations and litigation, are reflected in its aggregate reserves for losses and loss expenses. Accordingly, based on currently available information, the Company believes that the resolution of the two pending arbitrations will not have a material effect on its financial condition or results of operations. However, if these two arbitrations are decided adversely to the Company, the Company's potential exposure, in excess of the amounts reserved, is up to $16 milion, after tax.

(19) Stock Option Plan

The Company has a stock option plan (the "Stock Option Plan") under which 10,687,500 shares of Common Stock were reserved for issuance. Pursuant to the Stock Option Plan, options may be granted at prices determined by the Board of Directors but not less than fair market value on the date of grant. The following table summarizes option information:

	2002		2001		2000	
	Shares	Price[a]	Shares	Price[a]	Shares	Price[a]
Outstanding at beginning of year	5,458,619	$22.82	5,979,119	$21.05	5,494,178	$22.75
Granted	1,264,675	36.61	811,425	31.38	1,308,000	12.89
Exercised	387,700	20.12	1,039,350	19.85	513,399	16.24
Canceled	197,949	25.76	292,575	21.82	309,660	24.71
Outstanding at end of year	6,137,645	$25.73	5,458,619	$22.82	5,979,119	$21.05
Options exercisable at year end	2,406,527	$23.42	2,479,379	$22.09	1,429,089	$18.29
Options available for future grant	2,385,834		3,453,287		3,971,874	

(a) Weighted average exercise price.

The following table summarizes information about stock options outstanding at December 31, 2002 and 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Remaining Contractual Life	Weighted Average Price	Number Exercisable	Weighted Average Exercise Price
December 31, 2002					
$ 9 to $18	1,367,876	6.5	$13.32	197,010	$16.66
18 to 21	434,516	3.4	19.25	434,516	19.25
21 to 39	4,335,253	6.8	30.29	1,775,001	25.19
Total	6,137,645	6.5	$25.73	2,406,527	$23.42
December 31, 2001					
$ 9 to $18	1,557,072	7.0	$13.56	310,647	$16.55
18 to 21	639,995	4.3	19.27	639,995	19.27
21 to 39	3,261,552	6.7	27.93	1,528,737	24.39
Total	5,458,619	6.5	$22.82	2,479,379	$22.09

(20) Compensation Plan

The Company and its subsidiaries have profit sharing retirement plans in which substantially all employees participate. The plans provide for minimum annual contributions of 5% of eligible compensation; contributions above the minimum are discretionary and vary with each participating subsidiary's profitability. Employees become eligible to participate in the Retirement Plans on the first day of the month following the first full three months in which they are employed. Profit sharing expense amounted to $12,821,000, $9,287,000 and $7,672,000 for 2002, 2001 and 2000, respectively.

The Company has a Long-Term Incentive Compensation Plan ("LTIP") that provides for incentive compensation to key executives based on the Company's earnings, as defined under the LTIP, for each year from 2001 through 2005. Key employees are awarded participation units ("Units") which vest and become exercisable over a maximum term of five years from the date of their award. The Units are payable in cash or up to 50% in shares of common stock. At December 31, 2002, there were 119,250 Units outstanding and the maximum value that can be earned for those Units over the five-year period ending on December 31, 2005 is $19,875,000. During 2002, the Company expensed $8,400,000 for the LTIP. There was no LTIP expense in 2001 or 2000.

(21) International Operations

The Company owns 65% of Berkley International, LLC, which conducts insurance operations in Argentina and the Philippines. The international activities are reported in the Company's financial statements on a one quarter lag to facilitate the timely completion of the consolidated financial statements. During 2001 and 2002, Argentina experienced substantial economic disruption, including default on its sovereign bonds, severe currency devaluation, high unemployment and inflation, increasing fiscal deficits and declining central bank reserves. The impact of these events on the Company's financial statements are described below.

Life insurance business — The Company ceased writing life insurance business in early 2002 and began a process of liquidating its life insurance in-force. As of the balance sheet date, approximately three-quarters of such policies had been extinguished.

Bond Impairment — The Company wrote down the carrying value of its Argentine sovereign bonds by $18 million in 2001 and $10 million in 2002. The write-downs are reported as realized investment losses on the accompanying consolidated statements of operation. At December 31, 2002, the cost and market value of the Company's remaining Argentine bonds was $13.6 and $13.9 respectively.

Foreign currency gain — In 2002, the Company's Argentine subsidiary reported net gains of $21.7 million relating to foreign currency transactions and the related settlement of life insurance contracts. The foreign currency transaction gain represents the net increase in the local currency value of assets (primarily cash and investments) and liabilities (primarily life insurance contracts) denominated in U.S. dollars following the devaluation of the Argentine peso. The gain on surrender of life insurance contracts represents the effect of the negotiated settlement of certain U.S. dollar life insurance contracts following the enactment of and in accordance with the Economic Emergency and Exchange Reform Law, which required that dollar contracts be converted to Argentine pesos.

Unrealized foreign exchange losses — In 2002, the Company reported an unrealized foreign exchange loss of $23.4 million ($15.2 million net of minority interest) as a result of the translation of the net assets of its Argentine subsidiary to U.S. dollars. These unrealized foreign exchange losses are reported in other comprehensive income.

(22) Supplemental Financial Statement Data

Other operating costs and expenses consist of the following:

(Dollars in thousands)	2002	2001	2000
Amortization of deferred policy acquisition costs	$589,993	$492,065	$454,729
Other underwriting expenses	94,590	85,593	68,756
Service company expenses	69,715	64,949	57,108
Other costs and expenses	42,907	21,169	15,986
Total	$797,205	$663,776	$596,579

(23) Restructuring

In 2001, the Company reported a restructuring charge of $3,196,000 in connection with its withdrawal from regional personal lines business and the reorganization of certain other operations. The Company reduced its permanent workforce by approximately 304 employees in connection with the plan. The charge consisted mainly of severance payments of $2,462,000 and contractual lease payments related to abandoned facilities. The activities under the plan were substantially completed in 2001.

In 2000, the Company implemented a plan to reorganize its reinsurance business. Under the plan, the reinsurance segment withdrew from the Latin American and Caribbean market, and the domestic reinsurance operations focused on specialty reinsurance lines while de-emphasizing certain commodity-type lines. The Company reduced its permanent workforce by approximately 37 employees in connection with the plan. The Company reported a restructuring charge of $1,850,000 to reflect costs related to the plan. This charge consisted mainly of severance payments of $1,439,000 and contractual lease payments related to abandoned facilities. The activities under the plan were substantially completed in 2000.

The Company has paid $5,046,000 related to the restructuring charges. The remaining restructuring accrual is $207,000 at December 31, 2002, of which certain payments extend through 2003.

(24) Industry Segments

The Company's operations are presently conducted through five segments of the insurance business: specialty lines of insurance (including excess and surplus lines and commercial transportation); alternative markets (including the management of alternative insurance market mechanisms); reinsurance; regional property casualty insurance; and international. The specialty segment's business is principally within the excess and surplus lines, professional liability, commercial transportation and surety markets. The Company's alternative markets segment offers workers' compensation insurance on an excess and primary basis and provides fee-based services to help clients develop and administer self-insurance programs. The Company's reinsurance segment specializes in underwriting property, casualty and surety reinsurance on both a treaty and facultative basis. The regional property casualty insurance segment provides commercial property casualty insurance products. The international segment offers personal and commercial property casualty insurance in Argentina and savings and life products in the Philippines. For the years ended December 31, 2002, 2001 and 2000, the international segment wrote life insurance premiums of $21,734,000, $31,490,000, and $33,183,000, respectively. During 2001, the Company discontinued its regional personal lines business and the alternative markets division of its reinsurance segment. These discontinued businesses are reported collectively as a separate business segment. Prior period segment information has been restated to reflect these changes.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Income tax expense and benefits are calculated based upon the Company's overall effective tax rate. Summary financial information about the Company's operating segments is presented in the table on the following page. Income (loss) before income taxes by segment consists of revenues less expenses related to the respective segment's operations, including allocated investment income. Intersegment revenues consist primarily of dividends and interest on inter-company debt. Identifiable assets by segment are those assets used in or allocated to the operation of each segment.

(Dollars in thousands)	Revenues: Investment Income	Revenues: Unaffiliated Customers	Revenues: Inter-Segment	Revenues: Total	Income (loss) before income taxes	Income Tax Expense (Benefit)
December 31, 2002:						
Specialty	$ 50,550	$ 771,134	$ 2,053	$ 773,187	$ 130,477	$ 41,003
Alternative Markets	37,641	361,035	1,112	362,147	65,612	20,530
Reinsurance	47,224	512,415	1,838	514,253	39,299	9,506
Regional	44,365	756,023	1,450	757,473	111,807	30,834
International	5,325	104,076	—	104,076	7,710	6,701
Discontinued Business	4,457	55,774	—	55,774	(10,682)	3,739
Corporate, other and eliminations	(1,687)	5,627	(6,453)	(826)	(84,790)	(28,174)
Consolidated	$187,875	$2,566,084	—	$2,566,084	$ 259,433	$ 84,139
December 31, 2001:						
Specialty	$ 39,390	$ 438,534	$ 2,116	$ 440,650	$ 28,806	$ 7,760
Alternative Markets	37,765	232,671	1,450	234,121	32,971	9,271
Reinsurance	42,536	278,831	2,659	281,490	(54,502)	(20,907)
Regional	51,640	613,640	1,284	614,924	44,403	7,647
International	13,993	137,676	7	137,683	(6,082)	2,224
Discontinued Business	9,762	232,403	—	232,403	(133,480)	(46,718)
Corporate, other and eliminations	(65)	8,042	(7,516)	526	(63,510)	(15,938)
Consolidated	$195,021	$1,941,797	—	$1,941,797	$(151,394)	$(56,661)
December 31, 2000:						
Specialty	$ 48,706	$ 322,618	$ 2,241	$ 324,859	$ 31,836	$ 9,058
Alternative Markets	37,722	189,658	137	189,795	35,315	9,978
Reinsurance	50,471	348,707	457	349,164	27,760	7,387
Regional	56,955	564,125	1,202	565,327	8,761	2,483
International	9,636	118,234	—	118,234	6,853	1,820
Discontinued Business	9,562	232,392	—	232,392	(9,936)	(3,478)
Corporate, other and eliminations	(2,604)	5,553	(4,037)	1,516	(59,738)	(24,797)
Consolidated	$210,448	$1,781,287	—	$1,781,287	$ 40,851	$ 2,451

Interest expense for the alternative markets and reinsurance segments was $2,327,000, $2,806,000 and $2,921,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Additionally, corporate interest expense (net of intercompany amounts) was $43,148,000, $42,913,000, and $44,675,000 for the corresponding periods. Identifiable assets by segment are as follows (amounts in thousands):

December 31,	2002	2001	2000
Specialty	$2,229,685	$1,580,155	$1,425,123
Alternative Markets	1,197,977	859,502	755,248
Reinsurance	2,547,857	1,751,428	1,258,155
Regional	1,590,913	1,462,861	1,289,823
International	126,528	209,473	248,243
Discontinued Business	162,754	289,313	377,893
Corporate, other and eliminations	(824,391)	(519,223)	(332,415)
Consolidated	$7,031,323	$5,633,509	$5,022,070

(25) Quarterly Financial Information (unaudited)

The following is a summary of quarterly financial data (Dollars in thousands except per share data):

	Three months ended							
	March 31,		June 30,		September 30,		December 31,	
	2002	2001	2002	2001	2002	2001	2002	2001
Revenues[a]	$547,886	$449,153	$569,935	$490,997	$640,071	$500,072	$808,192	$501,575
Net income (loss)	34,396	10,266	27,374	9,598	40,544	(47,246)	72,731	(64,164)
Net income (loss) per share[b]:								
Basic	.69	.25	.55	.22	.81	(1.08)	1.37	(1.36)
Diluted[c]	.66	.24	.52	.21	.78	(1.08)	1.32	(1.36)

(a) During the fourth quarter of 2002, the Company modified the presentation of reinsurance assumed from Lloyd's syndicates to reflect the Company's share of the reinsurance and brokerage costs paid by the syndicates. These amounts were previously netted against assumed premiums. Premiums and expenses for the first three quarters of 2002 were reclassified to conform with this presentation. There was no effect from this change on net income or net income per share.

(b) Earnings per share (EPS) in each quarter is computed using the weighted-average number of shares outstanding during that quarter while EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters EPS does not equal the full-year EPS.

(c) For periods with a net loss, diluted per share amounts are equal to basic per share amounts so as not to be anti-dilutive.

Independent Auditors' Report

Board of Directors and Stockholders
W. R. Berkley Corporation

We have audited the consolidated balance sheets of W. R. Berkley Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of W. R. Berkley Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for goodwill in 2002.

New York, New York
February 10, 2003

KPMG LLP

OPERATING UNITS

SPECIALTY

Admiral Insurance Company

1255 Caldwell Road, Cherry Hill, NJ 08034
(856) 429-9200 Fax: (856) 429-8611

James S. Carey, CPCU, President & Chief Executive Officer
Scott R. Barraclough, Senior Vice President & Treasurer
Daniel A. MacDonald, Senior Vice President & Secretary
Curtis E. Fletcher, CPCU, Regional Vice President
William E. Haines, Regional Vice President
Raymond H. McDowell, Regional Vice President
Martin M. Michell, Regional Vice President
Anthony A. Peraine, Vice President – Chief Actuary
John Regan, Vice President – Information Technology
Patricia A. Vreeland, Vice President – Human Resources

Austin, Texas
Tel. (512) 795-0766

Duluth, Georgia
Tel. (770) 476-1561

Seattle, Washington
Tel. (206) 467-6511

Berkley Medical Excess Underwriters, LLC

390 S. Woods Mill Road, Suite 125
Chesterfield, MO 63017
(314) 523-3650 Fax: (314) 523-3685

J. Michael Foley, President
Robbin A. Willis, Vice President – Human Resources/Administration, Secretary
Roger J. Becker, Controller, Treasurer
W. Matthew Fessler, Vice President – Claims
Dianne Perry, Vice President – Risk Management
Collin J. Suttie, Vice President – Actuarial Services
Kimberly H. Willis, Vice President – Marketing

Carolina Casualty Insurance Company

8381 Dix Ellis Trail, Jackson Building, Suite 400
Jacksonville, FL 32256
(904) 363-0900 Fax: (904) 363-8098

Armin W. Blumberg, President
Donald J. Bromberek, Vice President – Underwriting
Robert F. Flannery, Vice President – Actuary
J. Madison Macon, Vice President – Marketing
William P. Sands, Vice President – Claims
Carroll D. Starmer, Vice President – Management Information Systems
Catherine P. Steckner, Vice President – Human Resources
Betty C. Sutherland, Vice President & Secretary
Ronnie D. Williams, Vice President – Loss Prevention
Gary R. Wothe, Vice President, Chief Financial Officer & Treasurer

Clermont Specialty Managers, Ltd.

3 University Plaza, Hackensack, NJ 07601
(201) 342-4211 Fax: (201) 342-6381

Alfred Schonberger, President
George C. Culliney, Jr., CPCU, Vice President & Secretary – Compliance & Industry Relations
David A. Gianfrancesco, Vice President – Claims
Claire Herstein, Vice President – Operations & Administration
Donald J. Togneri, CPCU, Vice President – Underwriting

Monitor Liability Managers, Inc.

2850 West Golf Road, Suite 800
Rolling Meadows, IL 60008-4039
(847) 806-6590 Fax: (847) 806-6282

Douglas J. Powers, CPCU, President & Chief Executive Officer
Sandra C. Nelson, Senior Vice President – Underwriting
David R. Aller, CPCU, Vice President – Producer Development
Joseph B. Haltman, Vice President – Directors & Officers Liability
James E. Hill, Vice President – Claims
Peter A. Lindquist, CPCU, Vice President, Chief Financial Officer, Treasurer & Secretary
Thomas J. Mathias, Vice President – Management Liability
Randal P. Mrozowicz, Vice President – Lawyers' Professional Employment & Practices Liability
Craig G. Musgrave, Vice President & Chief Technology Officer – Information Technology

Monitor Surety Managers, Inc.

383 Main Street, Suite 202
Chatham, NJ 07928
(973) 635-2400 Fax: (973) 635-1362

Paul J. Fleming, President
John F. Beers, Vice President

Alpharetta, Georgia
Tel. (678) 624-1818
New York, New York
Tel. (212) 867-2650
Rolling Meadows, Illinois
Tel. (847) 806-6590
Saratoga Springs, New York
Tel. (518) 583-1623
Severna Park, Maryland
Tel. (410) 647-6990

Nautilus Insurance Company
Great Divide Insurance Company

7273 East Butherus Drive, Scottsdale, AZ 85260
(480) 951-0905 Fax: (480) 951-9730

Thomas M. Kuzma, President & Chief Executive Officer
John M. DiBiasi, Executive Vice President – Underwriting/Agency Relations
John M. Runberg, Senior Vice President & Treasurer
Philip J. See, Senior Vice President – Claims
Ellen M. Hageman, Vice President – Operations
Tony Howard, Vice President – Human Resources
Michael J. Kilgas, Vice President – Claims
Vickie L. Potts, CPCU, Vice President – Marketing
Cynthia A. Roa, Vice President – Corporate Development
Janet L. Shemanske, Vice President & Secretary

OPERATING UNITS

ALTERNATIVE MARKETS

Berkley Risk Administrators Company, LLC

222 South Ninth Street, Suite 1300
Minneapolis, MN 55402-3332
(612) 766-3000 Fax: (612) 766-3299

Mark C. Tansey, Chairman & Chief Executive Officer
Kenneth R. Hopkins, President & Chief Operating Officer
Louis A. Golinvaux, Vice President
Kim J. Brenckman, Senior Vice President – Sales/Marketing
Steven J. Davis, Chief Financial Officer
Thomas R. Drake, Chief Information Officer
Michael T. Eisenpeter, Vice President – Client Financial Services
Patricia J. Fish, Vice President – Human Resources/Administration
Leland P. Johnson, Senior Vice President – Claims
Bruce A. Medvec, Senior Vice President – Western Region
Douglass E. Pfeifer, Senior Vice President – Reinsurance/Underwriting

Alpharetta, Georgia
Tel. (770) 663-8635

Council Bluffs, Iowa
Tel. (712) 329-3700

Nashville, Tennessee
Tel. (615) 493-7777

Overland Park, Kansas
Tel. (913) 385-4960

Pierre, South Dakota
Tel. (605) 945-2144

Rolling Meadows, Illinois
Tel. (847) 264-3000

St. Paul, Minnesota
Tel. (651) 281-1200

Scottsdale, Arizona
Tel. (602) 992-8844

Tukwila, Washington
Tel. (206) 575-2303

Urbandale, Iowa
Tel. (515) 252-0930

Virginia Beach, Virginia
Tel. (757) 490-7838

Wauwatosa, Wisconsin
Tel. (414) 771-2038

Wichita, Kansas
Tel. (316) 821-0200

All Claims of Nevada, Inc.
Las Vegas, Nevada
Tel. (702) 257-2193

Allied Adjusters
Minneapolis, Minnesota
Tel. (612) 766-3700

Arizona All Claims
Scottsdale, Arizona
Tel. (602) 997-5877

Berkley Administrators of Connecticut, Inc.
Farmington, Connecticut
Tel. (860) 409-9300

Berkley Risk & Insurance Services
Novato, California
Tel. (415) 898-9600

Berkley Risk Managers
Mays Landing, New Jersey
Tel. (609) 625-5544

Berkley Risk Services of Colorado
Denver, Colorado
Tel. (303) 357-2600

Independent Plan Administrators, LLC
Las Vegas, Nevada
Tel. (702) 257-2190

Southwest Risk Services
Scottsdale, Arizona
Tel. (602) 996-8810

Preferred Employers Insurance Company

1455 Frazee Road, Suite 1000
San Diego, CA 92108
(619) 688-3900 Fax: (888) 472-9490

Linda R. Smith, President & Chief Executive Officer
Jan A. Beaver, Vice President & Secretary
Rosemary Favier, Vice President – Claims
Barbara L. Gallagher, Vice President - Underwriting
Miklos F. Kallo, Vice President, Treasurer & Chief Financial Officer

Key Risk Management Services, Inc.

7900 McCloud Road, Suite 300, P.O. Box 49129
Greensboro, NC 27419
(336) 668-9050 Fax: (336) 605-7544

Joe W. Sykes, CPCU, President & Chief Executive Officer
Joe C. Brooks, Senior Vice President – Human Resources/Administration
Rebecca H. Karr, CPCU, Senior Vice President & Chief Financial Officer/Information Systems
Anne H. Roberts, CPCU, Senior Vice President – Alternative Risk Services
Robert S. Capobianco, CPCU, Vice President – Marketing
John A. Godfrey, CPCU, Vice President – Underwriting
Leo J. Lister, Vice President – Claims

Alpharetta, Georgia
Tel. (770) 751-8901

Columbia, South Carolina
Tel. (803) 252-1777

Raleigh, North Carolina
Tel. (919) 876-8611

Key Risk Insurance Company

Greensboro, North Carolina
Tel. (336) 668-9050

Midwest Employers Casualty Company

13801 Riverport Drive, Suite 200
Maryland Heights, MO 63043-4810
(314) 298-7332 Fax: (314) 298-0434

Melodee J. Saunders, President & Chief Operating Officer
Steven J. Link, Executive Vice President – Marketing
Peter W. Shaw, Chief Financial Officer & Treasurer
Donna L. Knowling, Senior Vice President & Secretary
Robert H. Burgoyne, Vice President – Underwriting
Matthew J. Jerabek, Vice President – Special Projects

REINSURANCE

Berkley Insurance Company

475 Steamboat Road, Greenwich, CT 06830
(203) 542-3800 Fax: (203) 542-3839

William R. Berkley, Chairman & President
Larry A. Hansen, Executive Vice President & Chief Financial Officer
Richard D. Thomas, Vice President & Corporate Actuary

REINSURANCE *continued*

Facultative ReSources, Inc.
475 Steamboat Road, Greenwich, CT 06830
(203) 542-3500 Fax: (203) 542-3579

James W. McCleary, President & Chief Executive Officer
James H. Crutchley, Senior Vice President – Branch Manager, Greenwich, CT
Michael J. Nicholas, Senior Vice President – Branch Manager, Atlanta, GA
Stephen A. Samoskevich, Senior Vice President – Manager of Information Technology
Edward N. Ryan, Vice President – Property Manager
Pasquale Tomaino, Vice President – Chief Financial Officer
Walter R. Carlson, Vice President – Branch Manager, Schaumburg, IL
Norman H. Davis, Vice President – Claims Manager
Carol J. LaPunzina, Vice President, General Counsel & Secretary

Atlanta, Georgia
Tel. (770) 396-2515

Schaumburg, Illinois
Tel. (847) 884-1960

Signet Star Re, LLC
475 Steamboat Road, Greenwich, CT 06830
(203) 629-3200 Fax: (203) 542-3290

Craig N. Johnson, President & Chief Executive Officer
Stephen P. Horvath, Senior Vice President – Underwriting
Timothy C. McCoy, Senior Vice President – Underwriting
Gordon J. Olver, Senior Vice President – Underwriting
Kevin J. Shea, Senior Vice President – Director of Claims
Todd W. Bolden, Vice President – Underwriting
Andrew C. Cameron, Vice President – Underwriting
Olivia W. Giutini, Vice President – Actuary
Julie K. Halper, Vice President – Chief Actuary
Paul J. Kelly, Vice President – Underwriting
Krystyna H. Miller, Vice President – Claims
John M. Murray, Vice President – Claims
John J. Myers, Vice President – Underwriting

B F Re Underwriters, LLC
One Canterbury Green, Stamford, CT 06901
(203) 975-7739 Fax: (203) 975-7749

Daniel L. Avery, President
Richard A. Corpus, Executive Vice President
Maria W. Anderson, Vice President
Scott Balfour, Vice President
Frederic C. Cooper, Vice President
J. Robert Fender, Vice President
Thomas P. Gaughran, Vice President
Thomas J. Greenfield, Vice President
L. Randy Miller, Vice President
Jeff M. Neher, Vice President
Raymond H. Niver, Vice President
Catherine P. Schilling, Vice President

Chicago, Illinois
Tel. (312) 214-3765

Dublin, Ohio
Tel. (614) 734-8365

Duluth, Georgia
Tel. (770) 814-4218

Glastonbury, Connecticut
Tel. (860) 652-4316

Irving, Texas
Tel. (972) 910-7406

Philadelphia, Pennsylvania
Tel. (215) 854-6351

San Francisco, California
Tel. (415) 848-2550

Berkley Capital Underwriters, LLC
475 Steamboat Road, Greenwich, CT 06830
(203) 542-3300 Fax: (203) 542-3319

Tom N. Kellogg, President
Richard Agatstein, Senior Vice President
Joan E. Kapfer, Senior Vice President

Vela Insurance Services, Inc.
200 West Madison, Suite 200, Chicago, IL 60606
(312) 553-4413 Fax: (312) 553-4416

Richard P. Shemitis, CPCU, President
O. Erik Hallberg, Executive Vice President – Branch Manager, Santa Ynez, CA
Ritamari Martin, Vice President – Underwriting, Santa Ynez, CA
Patricia Maruszak, Vice President – Underwriting
William L. Braden, Vice President – Underwriting

Santa Ynez, California
Tel. (312) 693-0839

Fidelity & Surety Reinsurance Managers, LLC
1901 N. Roselle Road, Suite 575
Schaumburg, IL 60195
(847) 882-6644 Fax: (847) 882-8711

Roger J. Bassi, President
James H. Taylor, Vice President – Claims
Diane M. Igielski, Vice President – Underwriting

Berkley Underwriting Partners, LLC
1 South 450 Summit Avenue, Suite 310
Oakbrook Terrace, IL 60181
(630) 396-0360 Fax: (630) 396-0376

John S. Diem, President
Scott R. Wallace, Executive Vice President – Business Development
Joseph L. Mathews, Executive Vice President – Chief Financial Officer
Kay L. Frerk, Senior Vice President – Chief Actuary
Joseph M. Pojman, Senior Vice President – Director of Claims
Jocelyn M. Ray, Vice President – Regulatory Compliance
Dominic F. Senese, Vice President – Program Management
Robert B. Stockslager, Vice President – Program Management

Gemini Insurance Company
StarNet Insurance Company
475 Steamboat Road, Greenwich, CT 06830
(203) 542-3800 Fax: (203) 542-3839

William R. Berkley, President & Chief Executive Officer
Scott R. Wallace, Executive Vice President & Chief Operating Officer
Larry A. Hansen, Executive Vice President & Chief Financial Officer
Richard P. Shemitis, Executive Vice President – Gemini Insurance Company
Donald M. McGuire, Senior Vice President & Treasurer
Carol J. LaPunzina, Vice President, General Counsel & Secretary

REGIONAL

Acadia Insurance Company

One Acadia Commons, P.O. Box 9010, Westbrook, ME 04098-5010
(207) 772-4300 Fax: (207) 772-6104

Bill Thornton, CPCU, President
Gary L. Hall, CPCU, Senior Vice President
Kevin W. Nattrass, Senior Vice President
Bobbi Amero, CPCU, Regional Vice President, NH
Susan Grady, Regional Vice President, ME
Paul S. McAuliffe, Regional Vice President, MA
Bradley Williams, CPCU, Regional Vice President, VT
Andrew M. Burbank, Vice President – Information Systems
Christopher B. Dowd, CPCU, Vice President – Loss Control
Jane E. Gordon, Vice President – Underwriting
Charles A. Hamblen, CPCU, Vice President – Finance & Treasurer
Judith E. Plummer, CPCU, Vice President – Industry & Government Relations
Stephen J. Rich, CPCU, Vice President – Claims
Kathryn P. Whitmore, Vice President – Human Resources & Secretary

Bedford, New Hampshire
Tel. (603) 627-8466

Farmington, Connecticut
Tel. (860) 409-9301

Marlborough, Massachusetts
Tel. (508) 786-6600

South Burlington, Vermont
Tel. (802) 658-0722

Syracuse, New York
Tel. (315) 457-3757

Westbrook, Maine
Tel. (207) 772-4300

Continental Western Insurance Group

Continental Western Insurance Company
Tri-State Insurance Company of Minnesota
Union Insurance Company

11201 Douglas Avenue, Urbandale, IA 50322
(515) 278-3000 Fax: (515) 278-3458

Bradley S. Kuster, CPCU, President
Thomas E. Boots, Senior Vice President – Agency & Information Services
Robert F. Buehler, Senior Vice President & Chief Financial Officer
Walter E. Stradley, Senior Vice President – Underwriting
Michael L. Anania, Regional Vice President – Union Region
Curtis W. Bloemendaal, Regional Vice President – Tri-State Region
Steven J. Freeborn, Regional Vice President – Central Region
Kevin H. Ebers, Vice President – Information Systems
Gregory J. Johnson, Vice President – Claims
Lynsey L. Oster, Vice President – Administration
John F. Thelen, Vice President – General Counsel & Secretary

Boise, Idaho
Tel. (208) 375-4494

Lincoln, Nebraska
Tel. (402) 423-7688

Luverne, Minnesota
Tel. (507) 283-9561

Urbandale, Iowa
Tel. (515) 278-3000

Berkley Mid Atlantic Group

Firemen's Insurance Company of Washington, D.C.
Berkley Insurance Company of the Carolinas
Presque Isle Insurance Division

6802 Paragon Place, Suite 300, Richmond, VA 23230
(804) 285-2700 Fax: (804) 285-5717

George C. Wynne, President
Wayne S. Carter, CPCU, Regional Vice President
William E. Yount, CPCU, Regional Vice President
Jeffrey E. Bouton, Vice President – Underwriting
David C. Keller, Vice President – Marketing
Stephen M. Loderick, CPCU, Vice President – Finance and Treasurer
Eric S. Schelin, Vice President – Information Services
W. Ralph Sitterson, Vice President – Claims

Erie, Pennsylvania
Tel. (814) 838-0124

Harrisburg, Pennsylvania
Tel. (800) 578-0655

Richmond, Virginia
Tel. (804) 285-2700

Union Standard Insurance Group

Union Standard Insurance Company
Great River Insurance Company
Union Standard Lloyds

122 West Carpenter Freeway, Suite 350
Irving, TX 75039-2008
(972) 719-2400 Fax: (972) 719-2403

Craig W. Sparks, President
Jerry W. Crites, Senior Vice President – Claims
James W. Foos, CPCU, Senior Vice President – Underwriting
Edmund P. Hemmerick, CPCU, Senior Vice President – Operations & Treasurer
Mary Jane Neese, Regional Vice President
Greg R. Perkins, Vice President – Information Services
E. Leslie Prock, Vice President – Human Resources

Albuquerque, New Mexico
Tel. (505) 830-0038

Birmingham, Alabama
Tel. (205) 988-5950

Dallas, Texas
Tel. (972) 719-2400

Little Rock, Arkansas
Tel. (501) 954-7888

Meridian, Mississippi
Tel. (601) 482-6816

Nashville, Tennessee
Tel. (615) 373-1621

Oklahoma City, Oklahoma
Tel. (405) 483-1555

San Antonio, Texas
Tel. (210) 979-9136

INTERNATIONAL

Berkley International, LLC

475 Steamboat Road, Greenwich, CT 06830
(203) 629-3000 Fax: (203) 769-4098

William R. Berkley, Chairman & Chief Executive Officer
W. Robert Berkley, Jr., Vice Chairman
Fernando Correa Urquiza, President
Eugene G. Ballard, Senior Vice President & Treasurer
Ira S. Lederman, Senior Vice President, General Counsel & Secretary

Berkley International Argentina S.A.

Carlos Pellegrini 1023, 2nd Floor
C1009ABU - Buenos Aires, Argentina
54-11-4378 7900 Fax: 54-11-4378 7910

Eduardo I. Llobet, President & Chief Executive Officer
Eduardo J. Duvidovich, Chief Financial Officer

Berkley International Aseguradora de Riesgos del Trabajo S.A.

Carlos Pellegrini 1023, 3rd Floor
C1009ABU - Buenos Aires, Argentina
54-11-4378 8000 Fax: 54-11-4378 8088

Alejandro Bruce, Chief Executive Officer
Eduardo I. Llobet, President

Berkley International Seguros S.A.

Mitre 699, S2000COM-Rosario, Argentina
54-341-410 4200 Fax: 54-341-425 9802

Carlos Pellegrini 1023, 1st & 2nd Floors
C1009ABU - Buenos Aires, Argentina
54-11-4378 8100 Fax: 54-11-4378 8111

Eduardo I. Llobet, President & Chief Executive Officer
Osvaldo P. Borghi, Chief Operating Officer

Berkley International Philippines, Inc.
Berkley International Life Insurance Co., Inc.
Berkley International Plans, Inc.
Family First, Inc.

9th Floor, The Enterprise Centre, Tower 2
6766 Ayala Avenue, corner Paseo de Roxas
Makati City, Philippines
(632) 755-1500 Fax: (632) 755-1501

Luie C. Dy Buncio, Chief Executive Officer
Daniel L. Villanueva, Executive Vice President & Chief Financial Officer
Robb S. Paulsen, Executive Vice President & General Manager – Family First, Inc.
Adnelle M. Valeza, Vice President – Information Technology

Global Direct LLC

475 Steamboat Road, Greenwich, CT 06830
(203) 629-3000 Fax: (203) 769-4098

SERVICE OPERATIONS

Berkley Dean & Company, Inc.

475 Steamboat Road, Greenwich, CT 06830
(203) 629-3000 Fax: (203) 769-4096

James G. Shiel, President
Edward F. Linekin, Senior Vice President
James T. McGrath, Vice President

Berkley Capital, LLC

475 Steamboat Road, Greenwich, CT 06830
(203) 629-3000 Fax: (203) 769-4095

Robert D. Stone, Managing Director

Berkley Technology Services LLC

405 Silverside Road, Suite 205, Wilmington, DE 19809
(302) 439-2000 Fax: (302) 439-2016

Luverne, Minnesota
Tel. (507) 283-9195

Sioux Falls, South Dakota
Tel. (507) 283-9195

OFFICERS AND BOARD OF DIRECTORS

OFFICERS

WILLIAM R. BERKLEY
Chairman of the Board and Chief Executive Officer

EUGENE G. BALLARD
Senior Vice President – Chief Financial Officer and Treasurer

W. ROBERT BERKLEY, JR.
Senior Vice President – Specialty Operations

ROBERT P. COLE
Senior Vice President – Regional Operations

PAUL J. HANCOCK
Senior Vice President – Chief Corporate Actuary

ROBERT C. HEWITT
Senior Vice President – Risk Management

H. RAYMOND LANKFORD
Senior Vice President – Alternative Markets Operations

IRA S. LEDERMAN
Senior Vice President, General Counsel and Secretary

JAMES W. McCLEARY
Senior Vice President – Reinsurance Operations

JAMES G. SHIEL
Senior Vice President – Investments

HARRY J. BERKLEY
Vice President – Information Technology

SANDRA G. BLUNDETTO
Vice President – Legal

EDWARD F. LINEKIN
Vice President – Investments

KENNETH R. McKINION
Vice President – Information Technology Operations

CLEMENT P. PATAFIO
Vice President – Corporate Controller

JOSEPH M. PENNACHIO
Vice President – Human Resources

JOSEPHINE A. RAIMONDI
Vice President – Senior Counsel

SCOTT A. SIEGEL
Vice President – Taxes

THOMAS P. BOYLE
Assistant Vice President – Corporate Actuarial

JOHN CELIDONIO
Assistant Vice President – Actuary

RAYMOND J. O'BRIEN
Assistant Vice President – Director of Internal Audit

BRUCE I. WEISER
Assistant Vice President – Counsel

JEAN P. MILOT
Assistant Corporate Controller

GEORGE K. RICHARDSON
Assistant Treasurer

JANET L. SHEMANSKE
Assistant Secretary

JOHN E. WARYCHA
Assistant Corporate Controller – Financial Reporting

DAWN M. CALLAHAN
Director of Investment Accounting

ROBERT E. SLATTERY
Director of Corporate Information Systems

DIRECTORS

WILLIAM R. BERKLEY
Chairman of the Board and Chief Executive Officer

PHILIP J. ABLOVE
Retired Executive Vice President and Chief Financial Officer of Pioneer Companies, Inc.

W. ROBERT BERKLEY, JR.
Senior Vice President – Specialty Operations

RONALD E. BLAYLOCK
Founder, Chairman and Chief Executive Officer
Blaylock & Partners LP (investment banking firm)

MARK E. BROCKBANK
Retired Chief Executive of XL Brockbank Ltd.

GEORGE G. DALY
Fingerhut Professor and Dean Emeritus
Stern School of Business
New York University

RICHARD G. MERRILL
Retired Executive Vice President of Prudential Insurance Company of America

JACK H. NUSBAUM
Chairman, Willkie Farr & Gallagher
(attorneys at law)

MARK L. SHAPIRO
Private Investor

CORPORATE INFORMATION

Auditors

KPMG LLP
New York, NY

Outside Counsel

Willkie Farr & Gallagher
New York, NY

Annual Meeting

The Annual Meeting of Stockholders of W. R. Berkley Corporation will be held at 2:30 p.m. on May 20, 2003 at the offices of W. R. Berkley Corporation, 475 Steamboat Road, Greenwich, Connecticut 06830.

Shares Traded

Common Stock of W. R. Berkley Corporation is traded on the New York Stock Exchange.
Symbol: BER

Transfer Agent and Registrar

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
161 N. Concord Exchange
P.O. Box 64854
South St. Paul, MN 55075
Tel. (800) 468-9716

Annual Report on Form 10-K

The Annual Report on Form 10-K filed with the Securities and Exchange Commission contains additional financial and other information with respect to W. R. Berkley Corporation. Copies of the Form 10-K will be furnished to stockholders upon request. Please direct all inquiries to:

Ira S. Lederman
General Counsel and Secretary
W. R. Berkley Corporation
475 Steamboat Road
Greenwich, Connecticut 06830.

Web Site

For additional information, including press releases, visit our internet site at:

http://www.wrberkley.com

"Safe Harbor" Statement

This report may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward-looking statements contained herein, including statements related to our outlook for the industry and for our performance for the year 2003 and beyond, are based upon the Company's historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. They are subject to various risks and uncertainties, including but not limited to, the cyclical nature of the property casualty industry, the long-tail and potentially volatile nature of the reinsurance business, product demand and pricing, claims development and the process of estimating reserves, the uncertain nature of damage theories and loss amounts, the ultimate results of the various pending arbitration proceedings, the increased level of our retention, natural and man-made catastrophic losses, including as a result of terrorist activities, the impact of competition, the availability of reinsurance, the ability of our reinsurers to pay reinsurance recoverables owed to us, investment results and potential impairment of invested assets, exchange rate and political risks, legislative and regulatory developments, changes in the ratings assigned to us by ratings agencies, uncertainty as to our reinsurance coverage for terrorist acts, the availability of dividends from our insurance company subsidiaries, our successful integration of acquired companies or investment in new insurance ventures, our ability to attract and retain qualified employees, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. These risks could cause actual results of the industry or our actual results for the year 2003 and beyond to differ materially from those expressed in any forward-looking statement made by or on behalf of the Company. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.



W. R. Berkley Corporation
475 Steamboat Road
Greenwich, Connecticut 06830
(203) 629-3000


WORLD